Exhibit 99.2

SEABRIDGE GOLD

MANAGEMENT PROXY CIRCULAR

DATED: MAY 12, 2023

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We invite you to attend this year’s Annual Meeting of shareholders of Seabridge Gold Inc. (“Seabridge” or the “Corporation”) at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3 on Wednesday June 28 at 4:30 pm Eastern Time. The attached Circular provides important information enabling you to make informed decisions in the exercise of your rights as a shareholder, including details of the Corporation’s ESG initiatives, a wide range of disclosure on governance matters and the new executive compensation approach of your company.

As outlined in our Annual Report, 2022 was a very successful year in advancing our activities towards a designation of “substantially started” for our KSM project. Work continues on building roads and camps to open up access to key areas, on establishing the hydroelectric connection to the Northern Transmission Line and building fish habitat as part of our permit commitments. Additional work is planned to collect more of the data required for a KSM feasibility study. This work produces additional benefits by decreasing the time needed to complete a bankable feasibility study and reducing the time to construct, and the risks of constructing, the KSM mine, all of which should make a KSM joint venture partnership more appealing to a major mining company.

Your company has also made significant progress on its Sustainability initiatives. In 2021 we formed a Sustainability Committee to oversee the integration of sustainability into the core of Seabridge’s business. Seabridge produced its first Sustainability Report in December 2021 and a further Supplement to the end of 2021 in September, 2022. The Seabridge team has focused on building the foundational community engagement, internal processes, and reporting ESG requires.

We have also developed our longer-term goals and targets. These targets focus on greenhouse gas emissions, diversity, environmental stewardship, and ensuring commercial engagement with our First Nations and Local Communities as we work toward "substantially started”. In order to support the Corporation’s work on, and reporting of, the Corporation’s sustainability efforts, we hired the Chair of the Sustainability Committee as Vice President, Chief Sustainability Officer in August 2022. The results of our efforts to date are presented in our 2022 Sustainability Report which is being released at the same time as this Circular and is available on our website. We have included in this Circular, selected highlights from our Sustainability Report in the section “Seabridge and Sustainability (or ESG)”. We are proud of our work in these areas but recognize we have more work to do.

Our Corporate Governance and Nominating Committee has also been advancing our governance practices. Numerous governance policies have been amended and new policies have been adopted to extend oversight, address risks and promote better decision-making. These include a Shareholder Engagement Policy to formalize a process for shareholder interaction with the Board and the adoption of gender diversity targets in our Diversity Policy. We reached our goal for Board gender diversity last year and are very pleased to include amongst our Board nominees this year our first Indigenous Canadian nominee.

Another focus of our work in 2022 was to update our compensation approach and improve transparency and accountability for compensation decisions. Seabridge engaged compensation advisors to assist with these efforts with the goal of implementing an approach that follows guidance from proxy advisory firms and other commentators. Our incentive compensation is linked to the achievement of disclosed corporate objectives, the objectives are presented with greater clarity and, in many cases, include metrics for determining success. The weightings of the corporate objectives are disclosed and the method for translating achievement of objectives into specific compensation amounts is also set forth.

To support our compensation objectives, we have also adopted an Equity Ownership Policy, an Anti-Hedging Policy and a “Clawback Policy”. The details of our approach are presented in this Circular (see “Executive Compensation”). Finally, we are holding an advisory say-on-pay vote at the Annual Meeting to give our shareholders the opportunity to express their views on this new compensation approach. We believe the various elements of this approach, taken as a whole, are responsive to the interests of shareholders and will allow us to attract the personnel we need to move forward.

I would also like to take this opportunity to thank Richard Kraus who will be retiring from the Board at our AGM. Richard joined the Board in December 2013 and has served as Chair of our Audit Committee since that time. All of our stakeholders owe Richard a huge debt of gratitude for his support and dedication to the Corporation over the past 10+ years. Personally, I have known Richard for more than 30 years during which time he has been a mentor, trusted advisor and friend to me.

I hope to see you at the Meeting. If you cannot attend, please return your proxy and let your voice be counted.

On behalf of the Board of Directors,

“Rudi P. Fronk”

Rudi P. Fronk

Chairman and C.E.O.

May 12, 2023

MEETING INFORMATION

Type:	Annual General Meeting

Date:	June 28, 2023

Time:	4:30 p.m. Eastern Daylight Time

Place:	The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3

Matters For Consideration at the Meeting

1.	Receive the Financial Statements and Auditors Report
2.	Fix the Number of Directors at Eleven
3.	Elect the Directors
4.	Appoint the Auditor and authorize the Auditor Remuneration
5.	Approve an amendment to the By-Laws of the Corporation
6.	Approve, on an advisory basis, the Corporation’s approach on executive compensation.

Information with respect to the matters for consideration at the Meeting is set forth in this Management Proxy Circular (the “Circular”) under the heading “Business of the Meeting” and in the other sections of this Circular as outlined in that section.

Proxy and Voting Instruction Form

Registered shareholders of the Corporation will receive a Notice of Meeting and a form of proxy directly from the Corporation’s agent. If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the form of proxy and return the same within the time and to the location set out in it in order to vote on the matters for consideration at the Meeting.

Non-registered shareholders will receive a Notice of Meeting and a voting instruction form from the intermediary holding shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein in order to vote on the matters for consideration at the Meeting.

More detailed information regarding the proxy solicitation process, voting by proxy or voting instruction form is set forth below under the heading “Proxy Solicitation and Voting”.

Information in this Circular is provided as of May 12, 2023 unless stated otherwise.

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SEABRIDGE GOLD AND SUSTAINABILITY (or ESG)

At Seabridge, we believe that pursuing sustainability is about building value for our shareholders, stakeholders and partners. It is not just a one-time action or a single phase in project design. Pursuing sustainability entails establishing a corporate culture and approach to our affairs that is mindful of the impacts of our activities and decisions, and our ability to affect positive change over time. Sustainability involves protecting environmental values in the areas of our projects, contributing to the health, economic, and social well-being of our employees and local communities, and acting on national and global priorities. The pursuit of sustainability must be supported by a corporation’s leaders and reflected in its governance. We believe that a corporation that is successful in pursuing sustainability is a corporation that will attract dedicated employees, manage business risks better and have greater success achieving social license to operate and, as a result, grow in value over time.

Seabridge provides disclosure in respect of its sustainability activities, which include environmental, social responsibility and governance, or “ESG”, as well as Diversity, Equity and Inclusion, or “DEI” in its annual Sustainability Report. In December, 2021 the Corporation published its inaugural Sustainability Report detailing its approach, efforts and progress in respect of ESG matters and the integration of sustainability into all aspects of the Corporation’s business. The reporting period for the inaugural Sustainability Report was January 1, 2020 to September 30, 2021. In September, 2022, the Corporation published its Sustainability Report Supplement in respect of the final quarter of 2021. Concurrently with sending these Meeting materials to shareholders, Seabridge released its Sustainability Report in respect of 2022. For its 2022 Sustainability Report, Seabridge has aligned with and reports against the requirements of the Task-Force on Climate Related Financial Disclosures (“TCFD”) as well as the Climate Disclosure Project (“CDP”). We also obtain guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards, as well as metrics specifically designed for Seabridge.

Highlights of Seabridge’s activities on ESG matters are set forth below and more detail is provided in our Sustainability Report. The Sustainability Reports and supporting data tables may be viewed in full by selecting the “Sustainability” tab on the Corporation’s website, www.seabridgegold.com.

Environment

Industry-Leading Standards

Through the implementation of responsible design which prioritizes the protection of air, water quality, fish, wildlife and vegetation, Seabridge works to minimize the footprints and environmental impacts of our projects. We incorporate industry-leading standards into our plans and operations, including:

•	optimizing KSM Project economics while having the least impact on the environment during construction, operations and in perpetuity
•	incorporating a focus on carbon emission reduction and on maintaining biodiversity at the KSM Project
•	incorporating this optimization and conservation approach in the planning and operations of all our exploration projects

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In 2022 we:

•	filed the new Technical Report in respect of the KSM Project, which included a Prefeasibility Study (“PFS”) development plan with design improvements over the previous PFS design, including a smaller environmental footprint, reduced waste rock production and reduced green house gas emissions by partial electrification of the mine haul fleet
•	largely completed the construction of the Glacier Creek fish habitat ponds at the KSM Project, following a detailed planning approach to produce high quality spawning, rearing and overwintering habitat for Coho and Dolly Vardon
•	completed a supplemental biodiversity study at the KSM Project
•	reviewed and assessed the proposed KSM Project and the existing Johnny Mountain Mine tailings facilities against the ICMM Global Industry Standard on Tailings Management
•	evaluated material risks and opportunities associated with climate change at the board, executive management and operational level
•	increased expenditure on renewable energy by $29.3M through capital investment in the BC Hydro Treaty Creek Switching Station, to advance access to renewable energy to support the KSM Project in the future

Greenhouse Gas Emissions and Reporting

In 2022, we:

•	have aligned to the TCFD and will report with the CDP
•	implemented a bus service for our employees working at the KSM Project to reduce traffic on Highway 37, which increased safety and reduced carbon emissions (the vehicle kilometers driven by employees per hour worked decreased from above 6 at the beginning of the year to almost 1 by October)
•	successfully captured and reported on our Scope 1 and 2 carbon emissions for the first time and are making strides to effectively capture our Scope 3 emissions

The collection and presentation of our climate data and strategy, including the collection of Scope 1, 2, and 3 emissions data, has been undertaken under the guidance of external consultants. Our climate emissions data is assurable by our external consultants. However, it has not been audited. We have a plan to incorporate the climate change emissions data and collection process into our ongoing internal audit process in 2023 and beyond.

Energy, Water and Waste Management

In 2022, we improved our water management and energy management with the following:

•	implemented an environment sediment control plan at the KSM Project to mitigate the effects of potential sediment releases that could originate from one of the camps
•	implemented a detailed fuel management plan at the KSM Project, including on-site training with employees and contractors to ensure best management practices on fuel handling, storage and use

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Johnny Mountain Mine Reclamation

At Seabridge’s Iskut site, we have been collaborating closely with the Tahltan Nation to undertake site-wide remediation of the former Johnny Mountain Mine – remediation of conditions created by previous owners that Seabridge has taken on voluntarily as a demonstration of its commitment to environmental values. The objective of the multi-year multi-million dollar Johnny Mountain Reclamation Project is to return the disturbed lands to their original state as alpine tundra wildlife habitat in a safe, environmentally and socially responsible manner. In 2022 we:

•	received the Jake McDonald Annual Mine Reclamation Award by the British Columbia Technical and Research Committee on Reclamation (TRCR) to recognize outstanding achievement in mine reclamation in British Columbia
•	completed the vast majority of the next phase of reclamation work, at an aggregate cost of approximately $8 million to the end of 2022

Social Responsibility

At Seabridge, we know that an organization’s success is achievable when the communities around it are thriving. We see ourselves as partners of the communities and people around us, and we share mutual respect and interest in our shared growth.

Indigenous Relationships

The majority of Seabridge’s projects are located within or near Indigenous territories. Our approach to project planning emphasizes early, frequent, and transparent communication and providing timely responses to requests and queries. Through engagement and dialogue, we develop plans that consider and incorporate Indigenous feedback to address their needs and concerns. We maintain a focus on maximizing employment and contracting opportunities for members of Indigenous groups. Our efforts include direct community outreach, participation in career fairs, providing bursaries and educational programs for capacity building and career development, working with local Indigenous businesses and their partners, implementing commitments in our Impact and Benefit Agreements with the Nisga’a Nation and the Tahltan Nation, and encouraging our contractors to follow suit.

Our efforts in 2022 included:

•	Indigenous-owned businesses, and businesses affiliated with Indigenous groups, receiving contracts valued over $126 million in connection with the early construction expenditures at the KSM Project
•	entering into 3 agreements to support different Indigenous groups’ participation in the planning and permitting of our projects
•	regular and ongoing communication with First Nations groups about project plans, employment and contracting opportunities and issues of concern

Local Employment and Procurement

In 2022, across all our significant locations of operation:

•	31% of Seabridge’s senior management were from local communities

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•	$170.7 million was spent on local procurement, compared to $52.4 million in 2021
•	74% of our total procurement budget was spent on local suppliers

Engagement with Stakeholders

Through continuous engagement with members of the communities in which we operate we develop an understanding of their priorities and perspectives. Using these insights, we are able to strengthen our projects and programs, and promote shared value and positive impact while mitigating negative impacts. Examples of these efforts in 2022 include:

•	expanded our social media program to strengthen information sharing and engagement with local Indigenous and non-Indigenous communities, resulting in our social media platforms growing by 181%, 191% and 70% for LinkedIn, Facebook and Twitter respectively
•	expanding our presence in local communities by adding a Terrace office
•	attended and supported local events
•	participated in or presented to local Boards and governments
•	hosted site tours for local leaders and regulators

Investing in Local Education and Training

In order to build local capacity and a strong, educated workforce to support the KSM Project, Seabridge is committed to supporting and advancing education and training opportunities for local residents and communities. We invest in programs that help youth to build the skills and confidence they will need to tackle challenges of the future, and programs that help adults to enhance and upgrade their skillsets so they can actualize their potential. In 2022, 70 students were awarded student bursaries and $100,000 was donated to support community programs in Northwest BC.

Technology and Cybersecurity

To improve our protection against cybersecurity threats, during 2022, Seabridge hired a dedicated Director of Information Technology (IT). He reports to the Vice-President, Finance and Chief Financial Officer, who reports on IT matters to the Audit Committee of the Board of Directors at least annually.

Seabridge relies on various IT systems in all areas of its operations and these systems could be subject to network disruptions caused by a variety of sources. As such, Seabridge conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work to mitigate the risks or the total impact of potential failures. Our IT systems and software are protected by various tools including, anti-virus systems, firewalls, password requirements with multi-factor authentication, and e-mail filtering solutions. Seabridge has planned a penetration review by a third-party consultant for the second quarter of 2023 and cybersecurity awareness training sessions for our personnel later in the year.

Seabridge Gold has not experienced any material losses relating to cyber-attacks or other information security breaches in the last three years.

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Governance

Leadership plays a critical role in establishing and promoting a culture of sustainability by setting an example and empowering employees to embrace sustainable practices. As part of the Corporation’s efforts to integrate sustainability into its way of doing business, the Board created a Sustainability Committee in 2021 and broadened the scopes of other Board Committees’ responsibilities to include relevant ESG matters, such as executive diversity, cybersecurity and risk management.

Seabridge’s Board of Directors and its Sustainability Committee are responsible for the Corporation’s climate-related risk management and strategy. All members of the Sustainability Committee are directors. The Committee is currently led by the designated Chief Sustainability Officer, who ensures that climate change commitments are upheld within the Corporation. Climate change is a standing agenda item for Sustainability Committee meetings, whereby concerns, data, targets, and strategy are discussed and reviewed. This is supplemented by work undertaken by the senior executive team.

Sustainability Committee outcomes are reviewed at all Board meetings, typically held at more than quarterly intervals, and sustainability issues are brought to the Board by the Sustainability Committee; in turn the Board ensures ongoing understanding of climate-related risks and opportunities throughout the Corporation. Whilst there are many factors considered in decision-making at this level, these processes ensure that climate change and sustainability are incorporated when guiding strategy, major plans, and performance objectives.

Seabridge is committed to embedding ESG and specifically climate-related risk into the performance evaluation and renumeration process. Each year, Seabridge establishes a set of objectives to be accomplished for the year. In 2023, reflecting its belief in the importance of ESG initiatives, 4 of Seabridge’s 14 objectives relate to ESG and they have a collective weighting for incentive compensation of the Corporation’s officers of 23%. For 2023 these four objectives are:

•	Continue to strengthen our social license by responding effectively to the needs and concerns of Treaty and First Nations and local communities (10%)
•	Continue to implement our ESG commitments as set out in our Sustainability Report and update our sustainability strategy by capturing 2-3 year climate change, diversity and governance targets (7%)
•	Continue to build our risk management system by capturing climate risks (3%)
•	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives (3%)

Diversity, Equity and Inclusion

Seabridge strives to create a workplace where everyone feels valued, respected, and included. We recognize that we are on a journey and acknowledge that this journey involves education, communication, and improved practices which all require deliberate steps taken to improve our workplace culture. In 2022 we:

•	reached our 2023 goal of having women comprise at least 30% of directors and our 2025 goal of having women comprise at least 30% of officers
•	had 5 Board Committees, the Chair of 2 of which are women, and the membership of 3 Committees are 50% women
•	had a senior executive team that was 25% women and 8% Indigenous persons

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•	implemented an updated Respectful Workplace Policy and Program
•	implemented mandatory baseline training in bullying and harassment for all employees

Culture

Seabridge has established the following core values for the Corporation that we believe reflect and promote sustainability principles.

Seabridge’s Core Values
Excellence We are accountable to do what we say we are going to do, even when it is difficult.	Integrity We strive to deliver value for all by challenging ourselves through curiosity, imagination, and continuous learning.	Family We believe in collaborative relationships through a trusting, understanding and supportive culture.

Health and Safety

Seabridge is committed to safety first. The health and safety of all employees and contractors is of utmost importance to Seabridge and we aim to achieve the highest standards of safety and health for all our business activities. As part of our efforts to promote the health and safety of our employees and the employees of contractors working at our projects, in 2022 we:

•	developed a KSM Project Health and Safety Management Plan and implemented health and safety committees
•	implemented measures to communicate site conditions and safety protocols and managed to achieve a reduction in total recordable injury frequency at the KSM Project by 20%
•	advanced the KSM Project risk register and developed mitigation plans for high-risk events

Human Capital Management

Seabridge strives to create work environments that are safe, healthy, and rewarding places for employees to learn, grow, and contribute to building a sustainable legacy. In addition to the other efforts set forth above, in 2022 we:

•	worked on succession planning for the Corporation
•	established a Group Retirement and Savings Plan for employees that includes 200% matching contributions by the Corporation up to a maximum of 5% of salary
•	engaged a compensation consultant to review and make recommendations on Seabridge’s executive compensation practices and implemented a new incentive compensation structure tied to the achievement of the Corporation’s annual objectives and while offering competitive compensation for directors and officers.

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Corporate Policies and Procedures

Seabridge believes that shareholders should have the opportunity to fully understand the objectives, philosophy, and principles of the Board and took steps in 2022 to:

•	facilitate shareholder access to information by adopting a Shareholder Engagement Policy which outlines formal guidelines for our Directors and management to interact and communicate directly and effectively with our shareholders
•	promote accountability to shareholders, by adopting a Say-on-Pay Policy, giving shareholders the opportunity, annually, to express their approval or disapproval of the Corporation’s approach to executive compensation and the Board’s compensation decisions through an advisory vote

In response to issues of stakeholder concern, in 2022 the Governance Committee also recommended, and the Board adopted:

•	the Recoupment of Incentive Compensation Policy (often called a ‘Clawback Policy’) to enable it to recover incentive compensation previously paid to an executive if reported financial information or reported mineral reserves were materially misstated because the executive was grossly negligent or engaged in intentional or fraudulent acts
•	the Equity Ownership Policy which requires senior executives and non-executive directors to own equity in Seabridge having a value equal to a multiple of their annual salary in the case of executives and the annual cash retainer in the case of non-executive directors
•	an Anti-Hedging Policy to prohibit Directors and Executives from purchasing financial instruments designed to hedge or offset a decrease in the value of their equity in Seabridge

As a result of its ongoing work to advance its governance practices and procedures, as of the date of this Circular, Seabridge has in place the following Policies:

🗸 Anti-Hedging Policy	🗸 Code of Business Ethics
🗸 Communications and Disclosure Policy	🗸 Community Sponsorship and Donation Policy
🗸 Diversity Policy	🗸 Environmental Policy
🗸 Equity Ownership Policy	🗸 Health and Safety Policy
🗸 Insider Trading Policy	🗸 Recoupment of Incentive Compensation Policy
🗸 Respectful Workplace Policy & Program	🗸 Say-On-Pay Policy
🗸 Shareholder Engagement Policy	🗸 Sustainability Policy
🗸 Whistleblower Policy

Brief descriptions of many of these Policies appear in this Circular in the “Code of Business Ethics” section under the heading “Corporate Governance”. The text of the above Policies

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may be viewed in full by selecting the “Governance” tab under the heading “Company” on the Corporation’s website, www.seabridgegold.com.

The Board has also taken numerous measures to promote high functioning and independent decision-making at the Board level, including:

•	putting forward a slate of directors that has a majority of independent director nominees and including, at the end of every Board meeting, an in camera session attended only by independent directors to provides a regular opportunity for open and candid discussion amongst all independent directors
•	appointing a Lead Director who has the role and responsibility to act as independent leader of the Board
•	meeting annually with management to review the plans for Seabridge strategy, project updates and goals and participating in management’s annual budget preparation
•	undertaking an annual assessment process of the performance of the Board and the Corporation and taking action to address any issues
•	monitoring director overboarding and director renewal (if all director nominees are elected, then 6 directors (55% of the full Board and 62.5% of the independent directors) will have joined the Board within the past five years)
•	all Board Committees are made up of at least 50% independent directors, with the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee being 100% independent directors
•	Board Committees are authorized independently to engage advisors when necessary to fulfil their mandates.

By-Laws

As part of its initiatives to improve governance of Seabridge, the Board recently approved amendments to the By-Laws of the Corporation for approval at the Meeting. The change removes the casting vote of the Chairman at meetings of the Boards. This has the effect of making the votes of all directors equal.

More in depth information in respect of the governance of the Corporation appears in this Circular under the heading “Corporate Governance”.

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TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	i
MEETING INFORMATION	iii
SEABRIDGE GOLD AND SUSTAINABILITY (or ESG)	iv
Environment	iv
Social Responsibility	vi
Governance	viii
BUSINESS OF THE MEETING	1
Financial Statements and Auditor’s Report	1
Election of Directors	1
Appointment and Remuneration of Auditor	2
Amendment of By-Laws	3
Advisory Resolution on Executive Compensation	4
Interest of Certain Persons in Matters to be Acted Upon	5
Other Matters	5
NOMINEES FOR ELECTION AS DIRECTORS	6
The Nominees	6
Nominees’ Skills	16
Board Gender Diversity	17
Cease Trade Orders, Bankruptcies Penalties and Sanctions	18
CORPORATE GOVERNANCE	20
Board of Directors	20
Board Mandate	23
Position Descriptions	23
Orientation and Continuing Education	24
Code of Business Ethics	25
Nomination of Directors	28
Corporate Governance and Nominating Committee	29
Audit Committee	29
Compensation Committee	30
Two Additional Board Committees	32
Assessments	34
Term Limits and Other Mechanisms of Board Renewal	34
Policies Regarding Diversity in Board Membership and Executive Officers	34
Expectations and Accountability of Management	37
EXECUTIVE COMPENSATION	37
Compensation Discussion and Analysis	38
Summary Compensation Tables	51
Incentive Plan Awards	53
Pension Plan Benefits	54
Termination and Change of Control Benefits	54
Director Compensation	55
Securities Authorized for Issuance Under Equity Compensation Plans	59
Indebtedness to Corporation of Directors and Executive Officers	59

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PROXY SOLICITATION AND VOTING	59
Solicitation of Proxies	59
Appointment of Proxyholder	60
Voting By Proxy	60
Completion and Return of Proxy	61
Non-Registered Holders	61
Revocability of Proxy	62
Record Date	63
Voting Shares and Principal Holders of Voting Securities	63
ADDITIONAL INFORMATION	64
Interest of Informed Persons in Material Transactions	64
Management Contracts	64
Response to Shareholders	64
Information Relating to the Corporation	64
APPROVAL	65
APPENDIX 1 POLICY STATEMENT ON DIVERSITY	I
APPENDIX 2 EQUITY INCENTIVE COMPENSATION PLANS	I

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BUSINESS OF THE MEETING

At the Meeting, the items of business described in the sections below will be placed before the shareholders.

Financial Statements and Auditor’s Report

The audited consolidated financial statements of the Corporation for the year ended December 31, 2022 (the “Financial Statements”) and the report of the auditor thereon will be placed before the Meeting. Approval of the shareholders is not required in relation to the Financial Statements or auditor’s report.

Election of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The shareholders have fixed the number of directors at ten and the Corporation presently has ten directors. In late 2022, Richard Kraus advised the Corporation that he intends to fully retire and, accordingly, does not intend to stand for re-election to the Board at the Meeting. The Corporate Governance and Nominating Committee conducted its annual assessment in respect of the Board’s composition and determined to seek a new nominee with financial reporting expertise and also took into account Board diversity. The Governance Committee undertook a search to identify candidates for nomination as a director and considered four candidates, all of whom were women. On the recommendation of the Sustainability Committee to consider diversity on grounds other than gender, the Governance Committee also reviewed candidates that were Indigenous Canadians, recognising that 4 of the Corporation’s mineral properties lie within traditional territories of Canadian Indigenous groups and that Indigenous perspective at the Board level would be beneficial. At the conclusion of its process, the Governance Committee recommended, and the Board approved, increasing the Board to eleven directors and nominating two new directors at the Meeting.

At the Meeting shareholders will be asked to increase the number of directors of the Corporation to eleven. Management of the Corporation proposes the following eleven persons as its nominees for election as directors of the Corporation at the Meeting:

Trace Arlaud	Matthew Coon Come
Rudi Fronk	Eliseo Gonzalez-Urien
Jay Layman	Melanie Miller
Clement Pelletier	Julie Robertson
John Sabine	Gary Sugar
Carol Willson

If the nominees listed above are elected, the gender composition of the Board will include 4 women directors, making women directors 36% of all directors and 37.5% of the independent directors. In addition, 9% of the Board will be Indigenous Canadian.

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Information concerning each of the nominees appears in this Circular under the heading “Nominees for Election as Directors”. Information regarding the Corporation’s corporate governance policies and practices and its executive compensation policies and payments to executive officers are also set forth in this Circular under the headings “Corporate Governance” and “Executive Compensation”, respectively.

On August 31, 2022, amendments to the Canada Business Corporations Act (the “CBCA”) came into force which impact how directors of CBCA corporations, such as Seabridge, are elected. As a result of these amendments, shareholders will vote on directors individually, not by slate. You may either vote “for” or “against” the election of each Nominee and directors are not considered elected unless they receive more votes “for” their election than “against” at an uncontested meeting. Although the CBCA permits a Board to allow an incumbent director that is not elected to continue in office for up to 90 days, the Board will not recognize an unelected nominee as continuing in office and shall appoint a replacement in accordance with the CBCA. As a result, at the Meeting, a nominee will only be elected and continue in office after the Meeting if the number of votes cast in the nominee’s favour represents a majority of the votes cast in respect of the nominee.

Majority Voting Policy

The Toronto Stock Exchange (“TSX”) has indicated that the CBCA amendments described above satisfy the TSX’s requirement for a majority voting policy for the election of directors. Accordingly, in May, 2023, the Corporation repealed its Majority Voting Policy since it is no longer necessary in light of the CBCA amendments and the TSX’s position.

Appointment and Remuneration of Auditor

Shareholders will be asked to vote on the reappointment of KPMG LLP, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the Auditor.

Auditor’s Fees

For the years ended December 31, 2022 and 2021, the Corporation paid the external auditor as detailed below:

2022		2021
Audit fees	$755,275	$479,120
Audit related fees	Nil	Nil
Tax fees	$70,979	Nil
Other fees	Nil	Nil
Total	$826,254	$479,120

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Amendment of By-Laws

Section 5.08 of the Corporation’s Amended By-Law Number 1 includes a provision that gives the Chairman a casting vote in respect of votes held at Board meetings as follows:

“Questions arising at any meeting of the Board of Directors shall be decided by a majority of votes, the chairman of the meeting shall be entitled to vote and the chairman shall have a second or casting vote in the event of an equality of votes.”

The directors believe it is more appropriate for the Corporation to make every director’s vote equal. Accordingly, on May 12, 2023, the Directors approved an amendment to Section 5.08 of the Corporation’s Amended By-Law Number 1 for the Corporation, by adding the wording “not” to eliminate the casting vote so that Section 5.08 would read:

“Questions arising at any meeting of the Board of Directors shall be decided by a majority of votes, the chairman of the meeting shall be entitled to vote and the chairman shall not have a second or casting vote in the event of an equality of votes.”

Under the CBCA, this amendment to Amended By-Law Number 1 must be approved by the shareholders of the Corporation at the Meeting by an ordinary resolution or it will lapse. At the Meeting, shareholders of Seabridge will be asked to consider and approve the following ordinary resolution (the "By-Law Amendment Resolution"):

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The amendment of Section 5.08 of the Corporation’s Amended By-Law Number 1 to remove the chairman’s casting vote at Board meetings by changing Section 5.08 to read as follows:

“Questions arising at any meeting of the Board of Directors shall be decided by a majority of votes, the chairman of the meeting shall be entitled to vote and the chairman shall not have a second or casting vote in the event of an equality of votes.”

is hereby confirmed as amended and approved.

2.	Any one director or officer of the Corporation be and is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute and to cause to be delivered, all instruments and documents and to do, or cause to be done, all acts and things as, in the opinion of such one director or officer of the Corporation, may be necessary or desirable in order to fulfill the intent of the foregoing resolution and deposit Amended By-Law Number 1 in the Corporation’s Minute Books."

The Board unanimously recommends that each shareholder vote FOR the By-Law Amendment Resolution. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted “FOR” the By-Law Amendment Resolution.

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Advisory Resolution on Executive Compensation

The Board has adopted a Say-on-Pay Policy under which the Corporation will give its shareholders the opportunity annually to express their views on the Corporation’s executive compensation practices and decisions in the form of a non-binding shareholder advisory vote (“Say-on-Pay”). Say-on-Pay is intended to enhance accountability for the Board’s compensation decisions.

The results of this year’s vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures, and decisions and in determining if there is a need to modify any aspect of the Board’s engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding the Corporation’s approach to compensation under the heading “Executive Compensation” and, in particular, within that Section under “Compensation Discussion and Analysis”. In 2022 the Corporation engaged The Bedford Consulting Group, compensation advisors, to review and recommend compensation practices for the Corporation. Bedford recommended many changes to the Corporation’s compensation approach and the recommendations were implemented. Shareholders who vote against the Say-on-Pay resolution are encouraged to contact the Board using the contact information under the heading “Information Relating to the Corporation” in this Circular to discuss their concerns about the Corporation’s approach to executive compensation.

At the Meeting, shareholders will be asked to consider, and if thought fit, pass the following resolution (the “Say-on-Pay Resolution”) regarding executive compensation:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular dated May 12, 2023 in respect of its Annual General Meeting of Shareholders.”

The Board unanimously recommends that each shareholder vote FOR the Say-on-Pay Resolution. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted “FOR” the Say-on-Pay Resolution. If the Say-on-Pay Resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the Say-on-Pay Resolution) to understand their concerns and will review the Corporation’s approach to executive compensation in the context of those concerns. Results from the Board’s review will be discussed in the Corporation’s management proxy circular next year.

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Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

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NOMINEES FOR ELECTION AS DIRECTORS

The Nominees

The names of the nominees for election as directors of the Corporation and information concerning these nominees is set forth below. The Corporation does not have an executive committee. The Corporation is required to have an audit committee. The Corporation also has a Compensation Committee, a Corporate Governance and Nominating Committee (the “Governance Committee”), a Sustainability Committee and a Technical Committee. The Members of these committees of the Board are as set out in the tables below. All incumbent directors have met the securities ownership requirement applicable to them under the Corporation’s Equity Ownership Policy. The information in the tables below is provided as of May 12, 2023 except where expressly stated otherwise.

TRACE ARLAUD, Colorado, USA

Ms. Arlaud, M. Eng., CDI.D is currently the CEO of underground mining specialist, IMB Inc. She previously held lead engineering roles with several engineering and project implementation consultants including Hatch Associates Inc. and McIntosh Engineering (Stantec). Prior to that, she was Chief Engineer at PT Freeport in Indonesia, and held engineering roles at WMC Resources Ltd. and Normandy Ltd. both of Australia. Ms. Arlaud is an expert in mining, geology, geotechnical engineering, mining engineering and project management with 28 years of industry experience. She is also a Board member of Global Atomic Corporation, Imdex Ltd. and Igo Ltd.

Educated in Victoria, Australia, Ms. Arlaud has a Masters of Mining Engineering from the University of Ballarat and a BSc with Honours from La Trobe University.

TRACE ARLAUD
Director Since: June, 2021		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
9,000	10,000	19,000	400,520
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
Nil	N/A	N/A	N/A
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors • Corporate Governance & Nominating C’ttee • Technical Committee		10/10 4/4 1/1	100% 100% 100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,619,829	99.05%	312,505	0.95%

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TRACE ARLAUD (continued)
CURRENT PUBLIC COMPANY DIRECTORSHIP	CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Global Atomic Corp. IGO Limited Imdex Limited	• Health and Safety Committee • Nomination & Governance, Sustainability • Renumeration Committee
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS	OTHER PUBLIC COMPANY BOARD COMMITTEES
-	-

MATTHEW COON COME, Quebec, Canada

Mr. Coon Come is the former Grand Chief of the Grand Counsel of the Crees (Eeyou Istchee) and the Cree Regional Authority and a former Chairperson of the Cree National Trust. He was National Chief of the Assembly of First Nations from 2000 to 2003 and previously was Grand Chief/Chairman of the Grand Counsel of the Crees of Québec from 1987 to 1999 and 2008 to 2017. Earlier, he served two terms as Chief of the Mistissini First Nation. Mr. Coon Come is a Founding Member of the Board of Compensation of the Cree Nation and has been a director of Creeco, AirCreebec, Cree Regional Economic Enterprise Company and Cree Construction Company, and Chairman of Cree Housing Corporation and James Bay Native Development Corporation. He was a founding director of the First Nations Bank of Canada. He is a director of Labrador Iron Mines Holdings Limited, and served from 2017 as a director, Goldcorp Inc. (TSX) and its successor company Newmont Corporation (TSX and NYSE) on the Safety and Sustainability Committee, leaving that board in 2022. He is a member of the NACD and ICD.

Mr. Coon Come has been presented numerous awards in the fields of aboriginal affairs and environmental stewardship. He received both the Goldman Price (1994) and the National Aboriginal Achievement Award (1995) and was awarded Honorary Doctorate of Laws degrees by Trent University in 1998 and by the University of Toronto in 2000. He was invested into the Order of Canada for his contribution to the nation.

MATTHEW COON COME
Director Since: N/A		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
Nil	Nil	Nil	N/A
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
Nil	N/A	N/A	N/A
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
N/A		N/A

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MATTHEW COON COME (continued)
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour	Votes Withheld
N/A	N/A
CURRENT PUBLIC COMPANY DIRECTORSHIP	CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Labrador Iron Mines Holdings Limited	-
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS	OTHER PUBLIC COMPANY BOARD COMMITTEES
Newmont Corporation (2019 – 2022) Goldcorp Inc. (2017 – 2019)	• Safety and Sustainability Committee • Advisory Council on Indigenous Affairs • Sustainability Committee

RUDI P. FRONK, Colorado, USA

Mr. Fronk has over 35 years of experience in the gold business, primarily as a senior officer and director of publicly traded companies. In 1999 Mr. Fronk co-founded Seabridge and has served as the Corporation’s CEO since that time. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

RUDI P. FRONK
Director Since: October 1999		Non-independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
1,182,000 directly 30,000 indirectly	86,666	1,298,666	27,375,879
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
150,000	15.46	December 12, 2023	843,000
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors		10/10	100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,754,711	99.46%	177,623	0.54%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Paramount Gold Nevada Corp.		• Compensation Committee (Chair) • Technical Committee
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
-		-

ELISEO GONZALEZ-URIEN, Oregon, USA

Mr. Gonzalez-Urien has over 30 years of experience as an exploration geologist. From 1989 through 2001, Mr. Gonzalez-Urien held various executive positions with Placer Dome Inc.

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including Senior Vice President of the parent company and President of Placer Dome Exploration Inc. During this period, he was responsible for Placer Dome´s worldwide exploration activities. Prior to Placer Dome, Mr. Gonzalez-Urien held senior positions with BHP-Utah Inc. and Noranda. He holds a degree in Geology from the University of Santiago, Chile, followed by post graduate studies in Geology at the University of California, Berkeley.

ELISEO GONZALEZ-URIEN
Director Since: January 2006		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
124,765	5,000	129,765	2,735,446
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
18,000	15.46	December 12, 2023	101,160
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors		9/10	90%
• Compensation Committee (Chair)		3/3	100%
• Corporate Governance and Nominating Committee (Jan – Jun)		1/2	50%
• Technical Committee		1/1	100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,414,917	98.43%	517,417	1.57%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Paramount Gold Nevada Corp.		Technical Committee
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
-		-

JAY LAYMAN, Wyoming, USA

From February 2011 until August 2022, Mr. Layman acted as President and Chief Operating Officer of Seabridge and had responsibility for designing and managing the technical programs required to advance Seabridge's two main assets, KSM and Courageous Lake, towards feasibility and advising the Board of Directors on the best strategy for unlocking shareholder value in these assets. Previous to Seabridge, he was Vice President Solutions and Innovation for Newmont Mining Company where he was responsible for managing Global Technical Services and launching a Global Innovation Department. Mr. Layman retired as President and COO in August 2022 but remains a Director.

Mr. Layman has worked in both underground and open pit operations containing gold, copper, silver, lead and zinc metals. His education includes Bachelors Degrees in Mechanical Engineering and Finance from Washington State University and an MBA from Eastern Washington University. Mr. Layman is currently a Director of Star Royalties and

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holds the ICD.D Director designation in Canada and is a member of the National Association of Corporate Directors in the US.

JAY LAYMAN
Director Since: June 2012		Non-Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
33,400	5,000	38,400	809,472
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
Nil	N/A	N/A	N/A
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors • Sustainability Committee • Technical Committee		9/10 2/2 1/1	90% 100% 100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,458,700	98.56%	473,634	1.44%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Star Royalties		• Compensation Committee • ESGN Committee
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
Nautilus Minerals Inc.		-

MELANIE MILLER Colorado, USA

Ms. Miller is an executive with over 20 years of success leading business and supply chain innovation for Fortune 500 organizations. Ms. Miller has comprehensive experience increasing company performance and profitability through supply chain leadership, strategic planning and analysis, and organizational management. She also has extensive experience implementing processes to improve efficiency and is accomplished in all areas of program management with a keen ability to identify, build, and maintain business relationships.

In addition to building her executive coaching practice, Ms. Miller is on the board of Highland Copper and is Seabridge Gold’s Vice President, Chief Sustainability Officer. She has two undergraduate degrees from Miami University of Ohio and has pursued graduate education at both University of Chicago and Harvard. Ms. Miller has continued to develop her skills in cybersecurity and ESG through NACD and ICD.

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MELANIE MILLER
Director Since: June 2020		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
11,900	8,000	19,900	419,492
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
50,000	17.72	December 19, 2023	168,000
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors • Sustainability Committee (Chair) • Technical Committee		10/10 2/2 1/1	100% 100% 100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,637,162	99.10%	295,172	0.90%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Highland Copper Company Inc.		• Governance Committee • Safety Environment & Social Responsibility Committee
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
-		-

CLEM PELLETIER, British Columbia, Canada

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 36 years in resource-related environmental consulting. During his early years he worked with INCO, US Borax/Rio Tinto and Utah International/BHP. In 1981 Mr. Pelletier founded the Rescan Group, a globally recognized, industry leading mining/mineral processing engineering and environmental consulting firm. As Rescan’s President, Mr. Pelletier managed a number of acid rock drainage studies, industrial water treatment studies, mine closures and qualitative risk assessments.

He has managed large Environmental Impact Studies and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida and the Ekati Diamond Mine. Mr. Pelletier is a Fellow of the Canadian Institute of Mining and Metallurgy (CIMM) and has received the following awards: CIMM Distinguished Lecturer Award, CIMM Silver Medal for Distinguished Service to Mining Industry and the Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP. In 2023, Mr. Pelletier received the AME Robert R. Hedley Award for his contribution and advances in the realm of social and environmental responsibility, including contribution to increase equity, diversity and inclusion in British Columbia, Canada and worldwide.

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Mr. Pelletier is a qualified ICD.D member of the Institute of Corporate Directors and the National Association of Corporate Directors.

CLEM PELLETIER
Director Since: June 2018		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
18,000	5,000	23,000	484,840
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
18,000	15.46	December 12, 2023	101,160
50,000	16.94	October 11, 2023	207,000
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors • Sustainability Committee • Technical Committee (Chair)		10/10 2/2 1/1	100% 100% 100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,732,296	99.39%	200,038	0.61%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
-		-
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
BQE Water Inc. (2000 – 2020) Newmont Goldcorp (2018 -2020) Goldcorp Inc. (2012 – 2018)		• Audit Committee • Technical Committee (Chair) • Nominating & Compensation Committee • Audit Committee • Technical Committee (Chair) • Audit Committee • Governance & Nominating Committee

JULIE ROBERTSON, Ontario, Canada,

Ms. Robertson is a Certified Public Accountant. She began her career at PWC, moving to Nortel and then to Barrick Gold from 2006 until 2013 where she engaged in various finance roles including the development of capital projects finance framework, to ensure all capital projects follow the same best practices including, but not limited to P2P; planning; cash calls; asset management; and reporting. Her other duties included presenting to the Barrick Audit Committee on quarterly results, financial control, and accounting issues; responding to SEC and OSC comment letters. Ms. Robertson departed Barrick as Partner, Vice President & Controller in 2019 and then joined Centerra Gold Corp. as Vice President Finance and Capital Projects. In 2022 she became Chief Financial Officer of Marathon Gold Corp. (TSX:MOZ), managing finance, treasury,

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planning and IT. She joined the board of directors of Quebec Precious Metals Corp. (TSXV) in August 2021 and serves as chair of the audit and risk management committee. In 2013 Ms. Robertson joined the CPA Canada’s Mining Industry Task Force on IFRS, created jointly with The Prospectors & Developers Association of Canada, and was recently appointed to the role of Chairman.

JULIE ROBERTSON
Director Since: N/A		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
Nil	Nil	Nil	N/A
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
Nil	N/A	N/A	N/A
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
N/A		N/A
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
N/A		N/A
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Quebec Precious Metals Corp.		• Audit & Risk Management C’ttee (Chair) • Governance and Nominating Committee
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
-		-

JOHN SABINE, Ontario, Canada

Mr. Sabine is Lead Director of Seabridge and Chair of the Corporate Governance and Nominating Committee. He is a seasoned legal counsel, now retired from practice, with over 40 years experience in mining, corporate reorganization, securities, financing, and mergers and acquisitions. In addition to advising public companies and investment banks, he has served on the boards of directors of a number of public and private companies in a variety of businesses.

He is a former director and Chief Executive Officer of Arbor Memorial Services Inc and was non-executive Chair of Anvil Mining Limited, North American Nickel Inc. (now Premium Nickel Resources Ltd.), and Meridian Mining UK Societas. Mr. Sabine has also served as a director of Minera Rayrock Inc., Discovery West, Blackrock Ventures Inc., Golden Star Resources Limited, Uranium One, Barkerville Gold Mines Ltd., and Rincon Ltd., a private company with mineral assets in the United States and Argentina. Mr. Sabine is currently Lead Director and Chair of the audit committee of Osisko Green Acquisition Ltd. He holds Bachelor of Arts and Bachelor of Law degrees from Western University.

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JOHN SABINE
Director Since: June 2014		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
25,000 directly 19,600 indirectly	5,000	49,600	1,045,568
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
18,000	15.46	December 12, 2023	101,160
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Lead Director, Board of Directors • Audit Committee (Jan – Jun) • Corporate Governance & Nominating C’ttee (Chair)		10/10 2/2 4/4	100% 100% 100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
31,245,353	94.88%	1,686,981	5.12%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
Osisko Green Acquisitions Limited		• Lead Director • Audit Committee (Chair)
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
Barkerville Gold Mines Ltd (2017 – 2019)		• Audit Committee

Falco Resources Ltd. (2017 – 2018)		• Compensation Committee • Finance Committee • Nominating & Corporate Governance C’ttee • 2018 Special Committee (Chair)

Meridian Mining UK S (2018 – 2019)		• Non-Executive Chair • Audit Committee • Compensation Committee

North American Nickel Inc. (2014 – 2020)		• Non-Executive Chair

GARY SUGAR, Ontario, Canada

Mr. Sugar is well-known for his extensive involvement in the investment banking industry. He served for 32 years with RBC Capital Markets, including 24 years as a Managing Director. During his tenure at RBC, Mr. Sugar led numerous equity and debt offerings, advised on merger and acquisition transactions for a wide range of Canadian and international mining companies and provided on-going oversight of corporate banking relationships. Prior to his career in investment banking, he worked for the mining industry in various roles ranging from corporate development to field geologist.

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Mr. Sugar has previously served on the boards of Stillwater Mining Company, Osisko Mining Corporation, Norzinc Ltd. and Romarco Minerals Inc. where he was active on Audit, Compensation and Special Committees.

Mr. Sugar holds a BSc in Geology and an MBA, both from the University of Toronto.

GARY SUGAR
Director Since: June 2016		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
31,500	5,000	36,500	769,420
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
18,000	15.46	December 12, 2023	101,160
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors • Audit Committee • Compensation Committee • Corporate Governance & Nominating C’ttee		10/10 4/4 3/3 4/4	100% 100% 100% 100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,541,942	98.81%	390,392	1.19%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT BOARD COMMITTEE MEMBERSHIPS
-		-
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
Norzinc Ltd. (to 2022)		Audit Committee

CAROL WILLSON, Ontario, Canada

Ms. Willson was appointed to the Seabridge Board in 2022, serves on 3 Committees and is Chair of the Audit Committee. Prior to joining the Seabridge Board, Ms. Willson worked in the risk assurance and advisory consulting practices of Ernst & Young LLP (EY) from 1992 to 2021 and now has her own consulting business. At EY, as a trusted Risk Consulting leader her projects included leading corporate governance, enterprise risk management, internal controls and internal audit consulting work. Ms. Willson has also acted as head of internal audit for gold mining companies and carried out multiple internal audit projects in key risk areas such as cybersecurity, project controls, ESG, and procurement.

Ms. Willson was previously a board member for a non-for-profit organization for 10 years and during that time acted as Board Chair and Chair of multiple Board Committees. She holds an MBA (Accounting) from the University of Toronto, risk and fraud certifications and a directors designation (ICD.D) from the Institute of Corporate Directors.

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CAROL WILLSON
Director Since: June 2022		Independent
SECURITIES HELD AT MAY 12, 2023
Shares	RSUs	Total Shares and RSUs	Total Value ($) of Shares and RSUs
0	12,500	12,500	263,500
Options	Exercise Price ($)	Expiry Date	Market Value ($) of Options at May 12, 2023
Nil	N/A	N/A	N/A
SEABRIDGE BOARD AND BOARD COMMITTEES (2022)		2022 MEETING ATTENDANCE
• Board of Directors (Jun – Dec) • Audit Committee (Jun – Dec) • Corporate Governance & Nominating Committee (Jun – Dec)		6/6 2/2 2/2	100% 100% 100%
2022 ANNUAL MEETING VOTING RESULTS
Votes in Favour		Votes Withheld
32,641,362	99.12%	290,972	0.88%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT (OTHER) BOARD COMMITTEE MEMBERSHIPS
-		-
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES
-		-

Nominees’ Skills

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors. The matrix is useful in identifying the skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management. The table below sets out the skills and experience of each director nominee.

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SKILLS MATRIX

Director	Financial[1]	M&A2	Industry Knowledge[3]	Technical Mining[4]	Govern- ment Relations[5]	Governance[6]	Human Resources[7]	Sustain- ability[8]	Manage- ment[9]
Trace Arlaud			X	X		X	X	X	X
Matthew Coon Come			X		X	X	X	X	X
Rudi P. Fronk	X	X	X	X	X	X	X	X	X
Eliseo Gonzalez- Urien	X		X	X			X		X
Jay Layman	X	X	X	X		X	X	X	X
Melanie Miller	X		X			X		X	X
Clem Pelletier	X	X	X	X	X	X		X	X
Julie Robertson	X	X	X			X	X		X
John Sabine	X	X	X			X			X
Gary Sugar	X	X	X	X		X
Carol Willson	X	X	X			X	X	X	X

Notes:

(1)	Understands: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Understands: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions (“M&A”).
(3)	Understands the mining industry and in particular where we have assets and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).
(4)	Understands: (i) exploration activities; (ii) geology; and (iii) project development.
(5)	Understands: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(6)	Understands: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies in Canada and the United States.

(7)	Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Understands: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) and has experience in community relations, rights of Indigenous peoples, and stakeholder involvement.
(9)	Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) facilitate growth of the operations and stakeholder value.

Board Gender Diversity

Of the current nominees for election to the Corporation’s Board of Directors, four of the eleven (36.4%) are women and amongst the independent directors three of eight (37.5%) are women.

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When selecting Board nominees, the Board also takes into consideration the diversity of members of Board Committees. The Corporation presently has five Board Committees, of which 2 Committees have a woman acting as Chair, and three Committees are composed of 50% women.

Cease Trade Orders, Bankruptcies Penalties and Sanctions

Except as set forth at the bottom of this section, to the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,
(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;

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(b)	is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an "Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

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CORPORATE GOVERNANCE

The Board is committed to instituting and maintaining robust governance practices which are essential to the success of the Corporation and to the continuing support of its stakeholders. The Corporation is also required by regulators to report annually on specific elements of its corporate governance practices.

Board of Directors

Independence

At its Annual General Meeting in 2022, ten directors were elected, eight of which the Corporation considered to be independent; Trace Arlaud; Eliseo Gonzalez-Urien; Richard C. Kraus; Melanie Miller, Clem Pelletier; John Sabine; Gary Sugar and Carol Willson. A director who is independent of management is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings.

On July 31, 2022, Jay Layman resigned as President and Chief Operating Officer of the Corporation but remained a director of the Corporation and will be considered non-independent for 3 years after his resignation. On August 1, 2022, Melanie Miller was appointed Vice President, Chief Sustainability Officer of the Corporation, making her non-independent. Since that date the Corporation has had ten directors, seven of which are independent directors.

In late 2022, Richard Kraus informed the Board that he would not seek re-election as a director at the Meeting. At the Meeting, management proposes that the Board be increased to eleven and that, in addition to the present directors, two additional independent directors be elected to the Board: Matthew Coon Come and Julie Robertson, both. The Chairman and CEO, Rudi P. Fronk, the Vice President, Chief Sustainability Officer, Melanie Miller, and the former President and COO, Jay Layman, are not considered to be independent due to their current or recent positions as officers. Accordingly, 70% of the directors are independent before the Meeting (and, if all nominated directors are elected, 73% of the directors will be independent after the Meeting).

Meetings of Independent Directors

The Board follows a practice of holding an in camera session at the end of every Board meeting at which only independent directors are present. This provides an opportunity

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for open and candid discussion amongst all independent directors and facilitates the exercise of their independent judgment. The Corporation’s Governance Committee is comprised of four independent directors. The Governance Committee has a mandate to meet formally at least once a year without non-independent directors or management to review governance matters for the Corporation. The emphasis of the Governance Committee’s work is to ensure that independent directors have the information and resources required to meet their responsibilities and to provide a mechanism for informed direction from independent directors and collaborative oversight of management. The Governance Committee formally met four times during the Corporation’s most recently completed financial year and had 3 informal meetings to meet and assess candidates for nomination to the Board.

Independence of Chair

The Chairman is not independent due to his position as CEO of the Corporation. In August, 2021, the Corporation appointed John Sabine as Lead Director. John Sabine, who practiced corporate law for over 45 years, is also the Chair of the Governance Committee. The Lead Director’s role is to act as the independent leader of the Board and his responsibilities include, amongst other things, the following:

(a)	Ensuring that the Board functions independently of management and providing leadership to the Board in circumstances where the Chair has (or may be perceived to have) a conflict of interest.
(b)	Ensuring the interests of shareholders are duly represented in Board deliberations.

(c)	Consulting with the Chair regarding the agenda and ultimately approving the agenda and associated materials for Board meetings. The Lead Director may add items to the agenda in his/her discretion.
(d)	Consulting with the Chair regarding the generation of the Corporation’s annual objectives. The Lead Director, with the recommendation of the Governance Committee, may add items to the Corporation’s annual list of objectives in furtherance of the Board’s oversight of, and recognizing the significance of such objectives in the determination of, compensation awards.
(e)	Engaging with other independent directors to identify matters for discussion during in camera sessions of the independent directors.
(f)	Authority to call meetings of the independent directors or of the Board.

(g)	Debriefing the Chair on decisions reached and suggestions made at meetings of independent directors or during in camera sessions.
(h)	Facilitating communication between the independent directors and the Chair, including by presenting the Chair’s views, concerns and issues to such directors and raising with the Chair, as appropriate, views, concerns and issues raised by the directors.

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(i)	Overseeing the annual Board and individual directors’ evaluation process.

(j)	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate.
(k)	Authority to retain independent advisors on behalf of the Board as the Board or independent directors may deem necessary or appropriate.

The full content of the Lead Director’s Role and Responsibilities is available for review on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Board processes are managed to ensure that committees are given the resources to arrive at independent conclusions. The Governance Committee also considers the relationship of the independent directors to management and whether or not, in their view; (i) they have provided sufficient direction to management, and (ii) this direction has been followed appropriately. The Board’s composition supports the independent work of the Board’s committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates and who have open access to information from management. There are three key committees in this respect: (a) the Audit Committee, which oversees the integrity and adequacy of the Corporation’s financial statement reporting and the effectiveness of the Corporation’s internal controls over accounting, computer systems, cybersecurity and financial reporting; (b) the Technical Committee, which assesses the Corporation’s engineering and geological programs and monitors results; and (c) the Sustainability Committee, which establishes policies and goals and monitors performance of the Corporation on matters relating to the environment, social responsibility and governance. The Corporation believes these committees have a depth of experience equivalent to that of management.

Attendance

During the fiscal year ended December 31, 2022, the Corporation held ten directors’ meetings. Eight of the directors were at all ten of the meetings and Jay Layman and Eliseo Gonzalez-Urien were at nine of the meetings. When appropriate, directors are excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors.

Other Directorships

The following directors of the Corporation are also directors of other public companies as of the date of this Circular: Rudi Fronk and Eliseo Gonzalez-Urien are directors of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; Trace Arlaud is also a director of Global Atomic Corp., Imdex Limited and IGO Limited; Jay Layman is also a director of Star Royalties; Melanie Miller is also a director of Highland Copper Company Inc.; and John Sabine is also a director of Osisko Green Acquisition Ltd.

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Board Mandate

The Board’s formally approved mandate is as follows:

The Corporation’s Board of Directors is responsible for the supervision of the management of the Corporation’s business and affairs. Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation. The Board specifically recognizes its responsibility for the following areas:

(a)	considering the interests of the shareholders and other stakeholders in all significant decisions affecting the Corporation and ensuring that developments affecting the Corporation are appropriately communicated to shareholders and the public;
(b)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value and promoting a responsible and positive presence of the Corporation within the communities in which it operates;
(c)	reviewing and approving the Corporation’s annual strategic goals, budgets and work plans and monitoring the Corporation’s performance with reference thereto;
(d)	identifying principal risks to the Corporation and implementing actions to mitigate the risks of the Corporation’s current and proposed activities;
(e)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;
(f)	acting diligently to ensure that the Corporation fulfills its legal and regulatory requirements; and
(g)	evaluating the effectiveness of senior management and establishing their compensation.

Position Descriptions

The Corporation has developed position descriptions for the Chairman and CEO, the Lead Director and the Chairs of each Board committee. In general, it is the responsibility of the Chairman of the Board, the Lead Director and the Chairs of the committees to ensure that the formally-approved mandates of the Board and its committees are fulfilled. The Chairman and CEO has the responsibility for:

(a)	developing the Corporation’s business plan and longer-term strategy;

(b)	managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the Board, including overseeing the execution of the Corporation’s business plan by its management;
(c)	representing the Corporation to the public;

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(d)	complying with the Corporation’s By-Laws, policies and mandates and the laws and regulations governing business conduct; and
(e)	ensuring that the Corporation’s Board is advised of all material matters affecting the Corporation so as to enable the Board to fulfill its mandate.

Orientation and Continuing Education

Director nominees are selected for their expert knowledge of different aspects of the mining industry gathered over decades of working in the industry. The Corporation also supports them in their efforts to continuously update their knowledge of their specific areas of expertise through their involvement in the industry and participation in other educational opportunities. In addition to possessing current knowledge in their own areas of expertise, new directors are expected to understand our corporate philosophy and our operations. New directors are asked to review the Board Mandate and Committee Charters, the Corporation’s governance policies, its Manual of Corporate Policies and Practices and minutes of recent meetings. The Corporation also provides information on investor relations, director liability and insurance, insider trading and filing obligations. In addition to providing information on its public website, the Corporation also has a dedicated portal for directors to access corporate information, meeting materials, minutes and financial information.

While the Board has not formalized a policy for providing continuing education to its directors, all directors are invited each year to attend a lengthy briefing by the entire senior management team on the current operations, challenges and strategy of the Corporation at each of its projects. A second meeting with management occurs to review, discuss and approve the annual budget and financial plan for the Corporation’s financial year. In 2022, the Board began planning a strategic retreat, which was subsequently held offsite during the annual Prospectors and Developers Association Conference in March of 2023.

The Corporation has joined, and made each of its directors members of, the Institute of Corporate Directors (“ICD”) in Canada and the National Association of Corporate Directors (“NACD”) in the United States of America. Through the ICD and NACD the Board is informed on an ongoing basis of issues relevant to performing their role as directors, including corporate governance issues and developments. In 2022, the directors received copies of NACD’s publication 2023 Governance Outlook as well as the Director Journal published by ICD. The ICD and NACD each offer courses for director education and certification and the Corporation has funded the participation of several of its directors in those courses. Directors are encouraged to attend, at the Corporation’s expense, online conferences and webinars offered by ICD, NACD and by law firms and public accounting firms in both Canada and the United States.

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The Corporation frequently circulates commentaries and analyses, advisories from regulators and the advice of counsel and auditing firms relevant to the directors including, among others, from the KPMG Board Leadership Center, and from well regarded law firms in Canada and the United States, all of which were available online.

The Corporation encourages new directors to participate in a site visit to its KSM Project in British Columbia. During the Covid-19 pandemic site visits were suspended for two years but a group of newer directors visited the KSM Project in the summer of 2022 and the practice will continue. The site is now more easily accessible by road and new accommodation is available in the camps built as part of the current early construction work at KSM.

Code of Business Ethics

The Corporation has adopted a Manual of Corporate Practices and Policies which includes a Code of Business Ethics. The Manual is posted on the Corporation’s website (www.seabridgegold.com, select the “Governance” tab under the heading “Company”) and is provided to all directors, officers and employees upon starting work for the Corporation, and is also recirculated annually for review. The Governance Committee is responsible for the content of the Manual and updates it periodically as the Corporation’s governance and legal requirements evolve. The Code was last amended in March, 2023 and a copy of the Code is also available on the SEDAR and EDGAR websites. The Code includes a provision addressing compliance with laws, including anti-corruption laws.

The Board does not formally monitor compliance with the Code. The CEO is responsible for reporting to the Chairman of the Audit Committee and to the Board any infractions of which he is aware. No such infractions were reported to the Board in 2022. The Manual includes a Whistleblower Policy to provide a mechanism that facilitates anonymous reporting of breaches of the Code, amongst other things. The Whistleblower Policy also specifies that the Corporation does not require prior notice of reports made to regulatory authorities and is disallowed from retaliating against any person who makes a report under the Whistleblower Policy in good faith. No reports by whistleblowers were made pursuant to the Policy in 2022.

The Code contains a specific provision for dealing with a director’s conflicts of interest, mandating that directors make immediate and full disclosure of a conflicting interest to the Board. After disclosure, the Board takes appropriate steps in respect of Board approvals of any material contract or transaction in which a director has a conflicting interest, including by having the director recuse himself or herself from discussion and refrain from voting on the matter. These procedures help to ensure that the Board is able to make an informed, independent decision free of influence by the conflicted director.

In addition to the Code of Business Ethics, the Manual of Corporate Practices and Policies includes the following policies: (i) Communications and Disclosure Policy, (ii) Community Sponsorship and Donation Policy, (iii) Diversity Policy, (iv) Environmental Policy, (v) Health

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and Safety Policy, (vi) Insider Trading Policy, (vii) Whistleblower Policy, and (viii) Workplace Employment Policy, as well as the following Policies which have been added to the Manual in the last fifteen months:

Advisory Say-on-Pay Policy, which provides appropriate director accountability to the shareholders for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on executive compensation, and compensation plans by an advisory vote to be taken at each annual general meeting. While shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by the shareholders.

Equity Ownership Policy, which was adopted to set out securities ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Corporation with its shareholders. The ownership requirements can be met by the holding of common shares and restricted share units (“RSUs”) (being “securities”) of the Corporation and the amount to be held is expressed as a multiple of each executive officer’s annual base salary and each non-executive director’s annual basic retainer. This Policy also provides that equity-based compensation awards to non-executive directors in any calendar year will not exceed a value of $100,000 at the date of the grant. For executive officers, the required ownership multiples of annual base salaries are: CEO - 3, CFO and COO - 2, Senior VPs - 1 ½, VPs – 1. Non-executive directors are required to hold 3 times their annual basic retainer. Each individual has five years from March 8, 2023 to become compliant. The value of securities ownership of executives and non-executive directors when the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of, (i) the acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date before the Policy became effective (i.e. March 7, 2023); and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Similarly, the value of securities ownership of executives and non-executive directors who join the Corporation after the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of (i) the acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date the individual joins the Corporation; and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Subsequent acquisitions of shares for individuals are the acquisition cost of common shares and the grant date value of RSUs. Once compliant, an individual is not required to increase the individual’s holdings if market prices of the common shares cause a decrease in the value of their holdings provided: (i) the individual’s securities ownership does not drop below that number of securities required to qualify held at the time he/she first met the ownership requirement; and (ii) the individual’s securities ownership requirement remains the same. The Governance Committee will undertake reporting annually to the Board on compliance with this Policy.

Anti-Hedging Policy, which provides that directors, Named Executive Officers, and any designated officers (including their family members and entities which they control) may not engage in any kind of hedging transaction that could reduce or limit the economic

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risk with respect to their common shares or other securities of the Corporation (including outstanding stock options and RSUs). Prohibited transactions include the purchase of financial instruments (including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, units of exchangeable funds or other derivative securities) that are designed to, or that may reasonably be expected to have the effect of, or offset, a decrease in market value of equity securities of the Corporation.

Recoupment of Incentive Compensation Policy (or Clawback Policy), which authorizes the Board to recoup from an executive officer (including former executive officers) (“executives”) any amount determined to have been made to the executive officer under such officer’s compensation arrangements, including cash bonuses, stock options, RSUs or other equity based awards when: (a)(i) reported financial results of the Corporation are subsequently made subject to restatement, or (ii) reported reserves or resources are subsequently deemed to be overstated and require a material reduction; (b) the event in (a) resulted from the executive having been grossly negligent, or engaging in intentional or fraudulent acts materially contributing to the restatement or the reduction in the reserves or resources; and (c) the incentive compensation received by such officer would have been lower had the financial results or the reserves and resources been accurately reported.

Respectful Workplace Policy and Program, which is a commitment by the Corporation to provide all employees with: (i) a workplace free from discrimination, bullying, harassment, sexual harassment, and workplace violence; and (ii) an environment that is free from intimidating, threatening, or disruptive behaviour. The Corporation will not tolerate, and this Policy provides definitions for, discrimination, bullying and harassment, cyberbullying, sexual harassment, and workplace violence. Employees engaging in such conduct are subject to disciplinary action, up to and including termination of employment or denial of site access privileges for violation of this Policy. The Policy provides the means by which employees may make complaints to management and seek redress, prohibits retaliation against employees for making complaints in good faith, and the investigation process that follows a complaint. The Corporation also commits to provide periodic training sessions for employees on recognition of prohibited behaviour, understanding the procedures to seek redress, and appropriate responses to such behaviours.

Shareholder Engagement Policy was created because the Board believes engagement with our shareholders is important to ensure good corporate governance and transparency. To provide for such engagement, this policy outlines how management may interact with shareholders and how the Board and shareholders may communicate with each other. While the Chairman and CEO is the primary spokesperson to the shareholders and investment community and meets frequently with investors, this Policy creates a process for shareholders to contact the Board and dedicates the Corporate Secretary to receive and review communications and meeting requests. are prohibited by applicable laws and policies from disclosing or discussing non-public, potentially material information about and disclosure of certain information about is subject to the policies

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and practices with respect to the treatment of confidential information. These constraints may impact the timing and substance of communications or meetings with shareholders.

Nomination of Directors

The Governance Committee circulates annually, to all directors, a questionnaire to assess the directors’ effectiveness, including the size of the Board and whether or not it has the expertise required to perform its duties of oversight properly. Following the most recent annual evaluation, the results were summarized and submitted to the Board for discussion and action. Actions taken recently include increasing the attendance of officers at Board meetings and more formal succession planning. As part of the annual performance evaluation of the effectiveness of the directors and the Board, the Governance Committee considers the balance of skills, experience, independence and knowledge on the Board and, in recent years, has begun considering the diversity of the Board in accordance with its Diversity Policy. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds.

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors. The matrix is useful in identifying the skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management. The table set forth above labelled “Skills Matrix” under the heading “Nominees for Election as Directors - Nominees’ Skills” sets out the skills and experience of each director nominee.

When a vacancy opens on the Board, or the Governance Committee determines that additional skills are needed on the Board, the Governance Committee has responsibility for identifying and recommending new director nominees. The Governance Committee generally canvasses the directors, highly regarded individual contacts in the mining and investment industries, as well as consultants in the executive search business for suggestions for new candidates for Board nomination who have the expertise in the area(s) identified through its review of the skills matrix. Once a list of candidates is established, the Governance Committee engages in a review of candidates, including interviews. After it completes its review of the Corporation’s needs and the potential candidates willing to stand for election, the Governance Committee then makes its recommendation of the nominee(s) to the Board. The Board decides on the director nominees to place before the shareholders.

This year, with the retirement of one director, the Governance Committee considered four candidates to fill the vacancy. All four were women, three of whom were proposed by fellow directors and one by an industry contact. All candidates submitted extensive resumes and were interviewed by all of the Governance Committee members. Discussions were held with third parties to confirm credentials and seek recommendations as to their candidacy. Additionally, in accordance with a

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recommendation from the Sustainability committee, the Governance Committee took into consideration the diversity of potential candidates, apart from gender diversity, as a factor to be considered together with their skills, industry and professional experience, cultural background, and other qualities. With the majority of the Corporation's projects located within and near Indigenous territories, the Governance Committee acknowledged that working in partnership with Indigenous groups is critical to success of the Corporation. The Governance Committee recommended that the Board expand in size to accommodate an Indigenous person to have an Indigenous voice in the boardroom. The search initially considered five potential Indigenous candidates, three of whom were recommended by executives and directors. The search then focused on three persons and concluded with two candidates who submitted resumes and participated in interviews with the full Governance Committee and members of the Sustainability Committee.

Corporate Governance and Nominating Committee

The Governance Committee has four members, all of which are independent. In addition to its responsibilities with respect to Board nominations and the other functions it serves as described above, the Governance Committee:

a)	considers, develops and monitors the corporate governance procedures of the Board in compliance with the Corporation’s policies and applicable law;
b)	advises the other Board committees of corporate governance issues applicable to their work;
c)	maintains the Corporation’s Manual of Corporate Policies and Practices; and
d)	has authority to retain independent advisors and unfettered access to personnel and corporate records.

Audit Committee

The Audit Committee, comprised of three independent directors, was established to fulfill the Board’s oversight responsibilities in reviewing and overseeing: (i) the integrity and adequacy of the Corporation’s financial statement reporting, (ii) the effectiveness of the Corporation’s internal controls over accounting, computer systems, cybersecurity and financial reporting, (iii) the accounting policies and procedures adopted by management, (iv) the Corporation’s compliance with legal and regulatory requirements related to financial reporting, (v) the independent auditor’s qualifications and independence, and (vi) assessing the performance of the Corporation’s financial management and of the independent auditor.

In addition to reviewing the quarterly and annual financial statements, the accompanying Management Discussion and Analysis and financing disclosure documents and making recommendations to the Board, the Committee considers the areas of financial risk affecting the Corporation and assesses the effectiveness of managements responses thereto. It reviews significant accounting policies and estimates, including issues related

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to asset valuations and liabilities, commitments and contingencies, and litigation, claims or other contingencies, including tax assessments. Among the other duties and responsibilities enumerated in the Audit Committee Charter, the Committee reviews the cyber security risk exposure and the policies, procedures, and mitigation plans in place to protect the security and integrity of the Corporation’s information and data.

The Committee meets with the independent auditors quarterly and receives reports of their findings including an annual report on their audit of the year end financial statements. The Committee reviews and approves the annual Audit Plan, the audit and non-audit services and the related work fees, and recommends the appointment of the auditors to the Board. An in camera session with the auditors occurs without management at each meeting of the Committee.

The Audit Committee Charter was revised on March 27, 2023, to update the process and procedures of the Committee, confirm and refine its duties and responsibilities including the addition of oversight of spending on additional audit services and the Corporation’s hiring policies regarding personnel of the present or former auditor. The full content of the Audit Committee Charter is available on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Compensation Committee

The Compensation Committee undertakes an annual review of compensation for officers and directors and makes recommendations to the Board. The process is described in greater detail in this Circular under the heading “Executive Compensation – Compensation Analysis and Discussion”. The process up to and including 2021 involved the Chairman and CEO and the President and COO providing the Compensation Committee with a report (in November of each year) on the Corporation’s progress in the year towards achieving its objectives. This report included information on compensation of officers at comparator companies and suggestions for adjustments to annual salaries, if any, and bonuses and RSU grants for the Corporation’s officers and employees (other than themselves) which corresponded generally to their success in achieving corporate objectives. The Compensation Committee used the list of comparable companies, which were selected on the basis of size and stage of development in the mining industry, to ensure that their comparison was relevant with respect to roles, responsibilities and requirements imposed upon the Corporation’s executive officers. After its review, the Compensation Committee then made recommendations to the Board in respect of bonuses, RSUs and adjustments to salary for all directors and officers. The final determinations in respect of compensation was made by the Board. The Compensation Committee attempted to compensate its officers and directors within the range established by its group of comparable companies after considering both cash compensation (salaries and bonuses) and equity-based compensation.

In 2022, the Corporation engaged The Bedford Consulting Group (“Bedford”) to conduct an independent review of its executive and director pay practices and make

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recommendations in respect of them. The scope of the review included all aspects of its compensation policy and governance, including Change of Control, share ownership requirements, and say-on-pay. Bedford considered guidelines from shareholder rights groups like ISS and Glass Lewis, and the expectations of institutional shareholders. In its report (the “Bedford Report”), Bedford recommended material changes to the Corporation’s compensation structure. Bedford advised that the market for top executive talent in the mining sector is intense, and Seabridge needs to be competitive on both base salary and total direct compensation to retain high performing senior leaders. Bedford recommended a compensation approach that involves paying competitive salaries and established a target level of incentive compensation for the different levels of executives in the form of bonuses and RSU awards, with discretion to award in excess of the target up to a pre-determined maximum. Each corporate objective would be given a weighting for the purposes of incentive compensation and target compensation would be reduced by the percentage weighting of each objective that is not achieved. Bedford also recommended a group of comparator companies to use for consideration of compensation, termination payments for executives and the adoption of certain governance policies.

The Compensation Committee recommended Bedford’s proposed approach to the Board. The Board adopted this approach and the recommended comparator companies for 2022 compensation. The 2022 corporate objectives were established long before the Bedford Report was delivered, but the weightings of the various objectives was not assigned until after receipt of the Bedford Report. In November, 2022, the Chairman and CEO and the Vice President, Human Resources provided the Compensation Committee with a report on the Corporation’s progress towards achieving its 2022 objectives. This report included suggestions in respect of each executive’s target compensation, the basis for valuing RSU grants, the percentage reduction from target compensation on account of unachieved objectives, the vesting criteria for RSU grants and any salary increases considered appropriate. These factors then dictate the incentive compensation payable in the form of bonuses and RSU grants. After reviewing this report, the Compensation Committee then made recommendations to the Board in respect of bonuses and RSUs, and any adjustments to salary for all officers. The Board then made the final determination. This is the process the Corporation plans to follow going forward, except that the weightings of its objectives for incentive compensation will be determined early in the year at the time the objectives are determined and will be set forth in the Corporation’s Management Proxy Circular.

The Compensation Committee consists entirely of independent directors.

The formally approved mandate of the Compensation Committee is as follows:

(a)	on an annual basis, review the total compensation of the Chairman and CEO, the Chief Financial Officer and the Vice President(s) and Senior Vice Presidents (collectively, the “Executives”) against their performance, mandates and objectives and make recommendations on their compensation to the Board;

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(b)	on an annual basis, review the compensation of the independent directors against corporate performance and make recommendations on their compensation to the Board;
(c)	review the performance of the Executives individually, as a team member in their areas of work, and the performance of the Corporation as a whole against the achievement of corporate objectives, and, approve and recommend to the Board for confirmation all grants of equity-based compensation including options and RSUs to all directors and officers;
(d)	ensure the proper administration of the Corporation’s stock option and RSU programs in conformity with the Corporation’s Option Plan and Restricted Share Unit Plan;
(e)	on an annual basis, review the Corporation’s overall hiring and compensation practices with reference to industry norms and peer companies and recommend to the Board the adoption of any changes in compensation policies, including base salary, long and short term incentive plans, and any benefit plans;
(f)	on an annual basis, review and approve the selection of peer companies for benchmarking compensation; and
(g)	on an annual basis, review and approve the disclosure in the Corporation’s management proxy circular of all compensation and incentive payments recommended and stock options and RSUs granted in the most recently completed financial year.

Two Additional Board Committees

In addition to the Compensation Committee, the Audit Committee and the Governance Committee, the Corporation has a Technical Committee and a Sustainability Committee.

Technical Committee

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt industry leading practices in the areas of exploration (including estimation and disclosure of mineral reserves), development and operations, including the promotion of a healthy, safe, and environmentally and socially responsible work environment. The Technical Committee is made up of four directors, of which 3 are independent directors, including the Chair. It has the authority to investigate the activities of the Corporation and its subsidiaries in respect of adherence to such leading practices, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

(a)	provide advice, counsel and recommendations to management in respect of these areas, including case-specific review of development projects and adoption of best practices by management; and

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(b)	assist the Board in its oversight of, (i) these areas in relation to the Corporation; (ii) the Corporation’s compliance with policies, procedures and standards relating to these areas; and (iii) management of risks related to these areas.

The Technical Committee meets with management twice a year and receives an extensive briefing on the Corporation’s activities, typically with a meeting in the first half setting forth proposed activities for the year and a meeting in the fourth quarter reviewing completed activities. All directors are invited to participate in these meetings to learn about corporate strategies, project development and operations planning firsthand. As part of its work, the Technical Committee reviews risk exposures of the Corporation.

Sustainability Committee

In recognition of the importance of considering the interests of all stakeholders affected by the Corporation’s activities and to publicly report on the actions the Corporation is taking to address such affects, the Corporation formed a Sustainability Committee in March, 2021. The Sustainability Committee also supports the Corporation’s commitment to sustainability and to environmental, social and governance (“ESG”) issues, corporate social responsibilities and other relevant public policy matters. The Sustainability Committee is made up of four directors, two of which are independent directors, and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of sustainability and ESG matters, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

(a)	provide advice, counsel and recommendations to management in respect of sustainability and ESG matters, including case-specific review of development projects and adoption of best practices by management;
(b)	consult with other Committees of the Board in respect of sustainability and ESG matters that affect their mandates;
(c)	monitor the Corporation’s compliance with the procedures and standards in these areas and the management of related risks; and
(d)	oversee reporting by the Corporation in respect of sustainability and ESG matters.

As part of its role, the Sustainability Committee recommends immediate and long-term plans and strategies in support of sustainability and ESG goals, and from these recommends annual goals, metrics and targets for the Corporation. The Sustainability Committee will also conduct a review of the Corporation’s performance against these goals, metrics and targets. The Committee’s work led to the publication of the Corporation’s inaugural Sustainability Report in the fourth quarter of 2021, which reports on the 2020 – Q3 2021 period. This was followed by a Sustainability Report Supplement in September, 2022 in respect of Q4 2021. A Sustainability Report in respect of 2022 is being released at approximately the same time as this Circular.

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Assessments

The Governance Committee, currently consisting of four independent directors, meets at least annually to assess the effectiveness of the Board. The process for assessing directors is discussed above under “Nomination of Directors”.

Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors. During the Governance Committee’s annual review of the Board’s effectiveness, the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen regular turnover in directors in recent years, with the average tenure of directors being six years, with four new directors having joined the Board in the past five years and the proposed addition of two new independent directors at the Meeting. The Corporation believes its approach to Board renewal has been effective and reflects that formal mechanisms of Board renewal, such as term limits, are not necessary at this time.

Policies Regarding Diversity in Board Membership and Executive Officers

The Corporation’s Diversity Policy is annexed as Appendix 1 to this Circular.

Diversity Goals

The Corporation is of the view that Board membership, and the employment of executive officers, should be based on merit and it remains committed to selecting the best qualified persons to the Board and as officers. To be effective, Board members must possess the qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders. The Board has also identified diversity as one of several factors to be considered in nominating or appointing its members and executive officers. For the purposes of Board and executive officer composition, "diversity” includes, but is not limited to, gender, visible minorities, Indigenous peoples, sexual orientation, gender identification, people with disabilities, and age.

The Board recognizes that diversity in experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of the Corporation’s operations. In addition, an appropriately diverse Board and management will include members who collectively have the broad range of specific skills, industry and professional experience required for the Board and management to meet its varied responsibilities in the overall direction of the Corporation. Board appointments and executive officers’ employment and promotion will be made based on

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the abilities, skills and experience the Corporation requires from time to time, while recognizing that more diversity of Board and management composition is intended to create a more effective Board, management and workplace. The Corporation believes that the promotion of diversity will be furthered by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic, except the percentage of women on the Board and in management. The Corporation has set a goal of 30% women directors by its AGM in 2023. This goal was achieved in 2022. The Corporation also set a goal of 30% women executive officers by 2025. It is presently at 27% but bears its target in mind when engaging in the search for executives.

The Governance Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. This Committee also oversees the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a director in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board's composition. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Diversity Implementation

In 2022 the Corporation increased the number of women on its Board from two to three. This year the Governance Committee determined that the functioning of the Board could be improved by the addition of someone with detailed knowledge of financial reporting together with operations experience. Although the Corporation had satisfied its goal of having a Board of Directors made up of 30% women, the Committee sought out qualified women candidates for nomination to the Board with strong financial reporting skills and operations experience and other complementary skills to improve the gender balance. Four candidates were contacted and were interviewed by members of the Committee and one was selected.

In 2023, the Governance Committee added the consideration of diversity, beyond gender diversity, to its goals for Board nominees. Since most of the Corporation’s projects are located with or near territories of Canadian Indigenous peoples, the Governance Committee decided it would be beneficial to add an Indigenous Canadian director with the skills, industry and professional experience that would complement the collective skills and experience of the Board. The Governance Committee identified five potential candidates, of which two participated in an interview process and one has been nominated.

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The eleven nominees for election as directors at the Meeting now include four women and one Indigenous person.

The Governance Committee initiated the formation of the Sustainability Committee which, among other things, will advise the Governance Committee on the implementation and monitoring of progress in achieving diversity in the Corporation. The Corporation also engaged an external, independent advisory firm to review and recommend actions to address ESG issues, including the implementation of diversity policies.

Amongst the executive officers of the Corporation (including officers that are also directors), three of eleven (27%) are women and one of eleven (9%) is a member of a Canadian Indigenous group.

Although the Corporation has not yet reached its goal of 30% women executive officers (targeted for 2025), it achieved its goals for percentage of women directors in 2022, ahead of the 2023 target. The Corporation’s performance since January 1, 2019, when it had no women or Indigenous directors or executive officers, demonstrates that it is making significant progress towards its diversity goals.

The Corporation is also committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and harassment. The Corporation’s Workplace Employment Policy, which is set forth in its Manual of Corporate Policies and Practices, states that “The Corporation is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.”

The Governance Committee will review the Diversity Policy at least annually, and earlier if it determines it is necessary.

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Expectations and Accountability of Management

The directors’ access information relating to the operations of the Corporation, through: (a) membership on the Board of Directors of two key members of management, (b) as necessary, the attendance by other members of management at the request of the Board, and (c) access to corporate records as requested. This access is a key element to the effective and informed functioning of the Board of the Corporation. Each year the Technical Committee holds a meeting at which management presents the work programs for the year. The Technical Committee holds a second meeting with management to review the results of the work programs. All directors are invited to attend these meetings. Quarterly financial reports are also provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004 the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Corporation is implementing a risk management system and reports to the Board on the identified risks and proposed measures to eliminate, reduce or otherwise manage these risks. The Board is confident that the Corporation's management responds ably to this expectation.

EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a)   “Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)   “Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)   “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the

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Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)	“Named Executive Officer” or “NEO” means:
(i)	a CEO;
(ii)	a CFO;
(iii)	each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(iv)	each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

(e)   “Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f)   “Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Compensation Objectives

The principal objectives of the Corporation’s compensation approach are to:

(a)	pay its executives competitive salaries;
(b)	link its short-term incentive compensation to the achievement of annual corporate objectives;
(c)	link longer term incentive compensation to longer term corporate goals;
(d)	provide an overall level of compensation that attracts, retains and motivates executives and is reasonable relative to its peer group of companies; and
(e)	align the interests of the executives with the interests of the shareholders.

Each year the Corporation engages in strategic planning and, from that process, generates a set of corporate objectives for the year. These objectives specifically relate to increasing the value of the Corporation in the long term; they are approved by the Board

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and fully disclosed in the Corporation’s Annual Report along with an explicit review of the extent to which the previous year’s objectives were achieved. In January, budgets are reviewed and approved by the Board to support the Board-approved strategies and objectives. At the end of the year, the Compensation Committee considers performance of the Corporation against the objectives previously set for the year then ending. A review of compensation for directors and officers at comparator companies is also undertaken and consideration is given to adjustments to executive salaries as well as the compensation package as a whole.

In respect of compensation paid for the years before 2022, the Corporation performed its assessment of the achievement of corporate objectives and the amount of incentive compensation to be paid to executives in a generalised manner following the principles set forth above. However, in February, 2022, the Corporation engaged Bedford Consulting Group Inc. (“Bedford”) to:

(a)	develop an appropriate compensation benchmarking peer group for the Corporation;
(b)	using the peer group, benchmark the following:
(i)	executive management cash compensation, including base salary and annual bonus/short-term incentive plan (“STIP”) eligibility;
(ii)	executive management long-term incentive plan (“LTIP”) awards and total compensation;
(iii)	executive management LTIP composition breakdown (options or RSUs); and
(iv)	director compensation.

(c)	develop recommendations around a short-term incentive plan scorecard.
(d)	review compensation governance practices and recommend changes, as appropriate.

Bedford delivered its report in respect of these matters (the “Bedford Report”) in November, 2022 and recommended material changes to the Corporation’s pay-at-risk compensation structure. Bedford reported that the market for top executive talent in the mining sector is intense, and Seabridge needs to be competitive on both base salary and total direct compensation to retain high performing senior leaders. The Compensation Committee reviewed the Bedford Report and recommended that the Board adopt its recommendations. In December, 2022 the Board approved the new compensation approach recommended by Bedford and incentive compensation for 2022 was awarded following Bedford’s recommendations. This new compensation approach follows the principle objectives set forth above and continues to be focused on the Corporation’s objectives, but the process for determining the awards is more systematic and transparent. The approach is designed to reward both individual and team performance, the achievement of corporate objectives and, through equity-based awards, the alignment of the interests of the executives with the interests of shareholders. The compensation approach recommended by Bedford also retains some discretion for the Board in granting short-term incentive payments, with the ability to pay serving as an

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overriding criterion in the decision in any given year to grant such payments. The compensation approach is described greater detail in the remainder of this section.

Comparator Companies

As its first task, Bedford developed an appropriate benchmarking peer group of companies for the Corporation for compensation purposes. Comparator companies are those in the same business, of similar size, which operate and are headquartered in similar places and which have peers in common. In short, they are companies that would be viewed (and view themselves) as direct competitors for the senior executive personnel the Corporation needs to advance its business. The list of comparator companies that Bedford recommended for benchmarking purposes and the factors they principally looked at to make their selections for the list are set forth below.

Company	Market Cap ($ millions)(1)	Enterprise Value (1) ($ millions)	Primary Metal	Stage	Asset Location	Listing Exchange	Headquarters
Artemis Gold	889	877	Gold	Development	British Columbia	TSX.V	Vancouver, BC
Equinox Gold	1,370	3,030	Gold	Production	Ontario, California, Mexico, Brazil	TSX, NYSE	Vancouver, BC
Ero Copper	1,409	1,952	Base Metals	Production	Brazil	TSX, NYSE	Vancouver, BC
Lundin Gold	2,702	3,251	Gold	Production	Ecuador	TSX	Vancouver, BC
MAG Silver	2,005	1,959	Silver	Development	US and Mexico	TSX	Vancouver, BC
NovaGold	2,440	2,515	Gold	Joint Venture Gold Developer	Alaska	TSX, NYSE	Vancouver, BC
Orla Mining	1,377	1,548	Gold and Silver	Development	Mexico, Panama	TSX, NYSE	Vancouver, BC
Osisko Mining	1,286	1,445	Gold	Development	Quebec	TSX	Toronto, ON
Sabina Gold & Silver	641	706	Gold and Silver	Development	Nunavut	TSX	Vancouver, BC
SilverCrest Metals	1,234	1,253	Silver-Gold	Development	Mexico	TSX, NYSE	Vancouver, BC
Median (All Comparators)	1,374	1,750	N/A	N/A	N/A	N/A	N/A
Average (All Comparators)	1,535	1,854	N/A	N/A	N/A	N/A	N/A
Seabridge	1,296	1,561	Gold, Copper, and Silver	Resource & Reserve Growth and Development	North America	TSX, NYSE	Toronto, ON

Compensation Elements and Determination – Executive Officers

Executive compensation is made up of 3 elements: (1) base salary, (2) a short-term incentive (“STI”) bonus in cash; and (3) a long-term incentive (“LTI”) award in RSUs. Payment of the STI bonus in cash is consistent with comparator companies. The LTI payment is in RSUs to promote executive share ownership and motivate executives to act in ways that builds shareholder value. Executives also are entitled to participate in the Corporation’s matching program for retirement savings contributions (described below)

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and in the health and fitness expense program to supplement their extended health benefits and promote better health and regular physical activity. The amounts received by the NEOs under the retirements savings matching program are disclosed in the “All Other Compensation” column of the Summary Compensation table below.

Salary

The Compensation Committee views paying base salary compensation that is competitive in the market in which the Corporation operates as the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer (including each of the NEOs) is reviewed each year through an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in comparators companies, and the level of competition for qualified people filling the roles needed by the Corporation. Additional consideration is given to internal pay equity. In 2022, Bedford advised the Corporation that base salary levels are in line with comparator companies. As such, no changes were made to executive’s base salaries at the end of 2022.

STI Compensation

Bedford recommended, and the Corporation adopted, a scorecard-based system for awarding STI compensation, which is given in the form of cash bonuses. These payments are made using established target levels of compensation (expressed as a percentage of base salary), the achievement of corporate objectives (with weightings assigned to each objective), as well as individual achievements and a specific weighting assigned to corporate versus individual achievements.

A target annual bonus and a maximum bonus, expressed as a percentage of annual salary, was established for each executive level in the Corporation, with bonuses able to be paid beyond the target level to individuals recognized for exceptional performance up to the specified maximum. The percentage of the target bonus that is actually paid as a bonus is calculated by aggregating the percentage of corporate objectives achieved multiplied by the weighting for corporate achievements for the executive and the percentage of individual objectives achieved by each executive officer multiplied by the weighting for individual achievements for the executive. Specifically, Bedford recommended, and the Board approved, weightings between corporate and individual achievement of 80%:20% (corporate:individual) for the CEO and 60%:40% (corporate:individual) for the other executives.

At year end the Compensation Committee reviews information submitted by management in respect of the achievement of corporate and individual objectives and determines which objectives have been met. Using the pre-established weightings of the objectives, the Committee determines a percentage score for corporate and individual objectives achieved. In 2022 the corporate objectives, their respective weightings and the determination as to their achievement were as follows:

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#	2022 Objective	Weighting	Achieved
1.	Complete an updated PFS incorporating the East Mitchell deposit into the KSM project	10%	✓
2.	Continue to strengthen our social license with Treaty and First Nations and local communities	10%	✓
3.	Advance substantially started activities at KSM	25%	✓
4.	Continue exploration activities at Snowstorm	5%	✓
5.	Conduct additional drilling at the Iskut project	10%	✓
6.	Continue the reclamation and closure of the Johnny Mountain Mine	10%	✓
7.	Subject to receiving a permit, conduct an initial drill program at the 3 Aces project	5%	✓
8.	Increase gold ownership per common share	10%	✓
9.	Complete a joint venture agreement on the KSM Project	15%

Objectives 1-8 were achieved but objective 9 was not achieved. Objective 9 had a 15% weighting, therefore, for the purposes of determining incentive compensation, the Corporation’s scorecard for achieving objectives is 85%.

Bedford recommended, and the Board approved, target STI payments and maximum STI payments of the following percentages of base salary:

Executive Level	STI at Target (% of salary)	STI Max Payment (% of salary)
CEO	100%	150%
Senior VP	65%	97.5%
VP	50%	75%

Individual objectives were not established in 2022 before the Bedford Report was prepared and the Corporation, instead, assessed individual performance generally in relation to the Corporation’s performance in completing its corporation objectives and planned work. The Board concluded that for 2022, individual performance for the executives was 100%, but that the CEO should receive a modest increase in respect of his efforts to secure the US$225 million financing completed earlier in 2022. In addition, two of the Vice President level executives were recognized for their exceptional performance in 2022 and an additional cash amount was added to their STI payout consistent with the above factors.

To illustrate how these factors are used to arrive at STI compensation, short-term incentives in 2022 were calculated as follows:

1.	Chairman and CEO: 100% STI at Target x (85% of 2022 corporate objectives met times 80% weighting + 100% of 2022 individual targets met times 20% weighting) = 88% payout plus an increase that brought it to a 95% STI payout (vs 100% STI at target)

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2.	Senior Vice Presidents: 65% STI at Target x (85% of 2022 corporate objectives met times 60% weighting + 100% of 2022 individual targets met times 40% weighting) = 59.15% payout (vs 65% STI at target)

3.	Vice Presidents: 50% STI at Target x (85% of corporate objectives met times 60% weighting + 100% of individual targets met times 40% weighting) = 45.5% payout (vs 50% STI at target) (with two Vice Presidents receiving an additional dollar amount in recognition of their efforts)

LTI Compensation

Bedford analysed the LTI compensation provided by Seabridge’s comparator companies and made recommendations for Seabridge’s LTI compensation that incorporate the compensation objectives above and that reflect the following principles:

(a)	Seabridge must be able to offer competitive pay practices that include an opportunity to participate in the growth and success of the Corporation;
(b)	Seabridge should continue to limit annual equity compensation grants to below an annual burn rate of 2.07% of total outstanding shares; and
(c)	providing equity-based compensation using restricted share unit plans or preferred share unit plans as well as linking equity-based compensation to performance of the Corporation is preferred by shareholder rights groups and proxy advisors.

To be competitive with comparator companies, Bedford recommended target LTI payouts and maximum LTI payouts each year of the following percentages of salary for executives:

Executive Level	LTI at Target (% of salary)	LTI Max Payment (% of salary)
CEO	200%	300%
Senior VP	100%	150%
VP	80%	120%

In late 2013, the Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) as a more direct means of achieving greater share ownership by its non-director officers and other employees. The Corporation had a Stock Option Plan at the time, but found it ineffective in promoting share ownership amongst executives. First, during the years of adverse market conditions for mining companies from 2012 to 2016, non-director employees, who met or exceeded their objectives, saw their options expire without realizing value. Second, options incur a significant non-cash expense when granted, reflecting their value in a volatile market, but this expense is not recaptured when the options expire unexercised, which may cause corporate expense levels to appear overstated. Finally, as most option holders sell shares on exercise of their options to recover the exercise price of the option, the number of optioned shares required to achieve a particular compensation effect is likely considerably greater with option grants

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than with a grant of RSUs (which have no exercise price), leading to greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution. Accordingly, the Corporation stopped granting stock options to executives in 2019 and has chosen to use RSUs as its preferred means of granting LTI compensation, consistent with the principles recommended by Bedford. The terms of the Corporation’s RSU Plan and Stock Option Plan and additional details regarding the RSU Plan and Stock Option Plan are set forth in Appendix 2 to this Circular.

The Corporation’s RSU Plan gives the Board the discretion to specify vesting criteria at the time of RSU grants. The Corporation believes that vesting of any such grants should be specifically tied to achieving critical corporate objectives that are expected to result in increased shareholder value. Putting the receipt of its equity-based awards at risk of loss is also consistent with our compensation principles and is preferred by shareholder rights groups and proxy advisors. At the end of 2022, the Corporation selected the following vesting criteria and weighting for each criteria:

(a)	25% of granted RSUs to vest on the Corporation submitting a formal application on the KSM Project’s Substantially Started designation to B.C. Regulators;
(b)	25% of granted RSUs to vest on formal notification from B.C. Regulators that the KSM Project has achieved Substantially Started designation; and
(c)	50% of granted RSUs to vest on the public announcement of a KSM joint venture agreement, or other transformative transaction affecting the ownership and control of the KSM Project.

In 2022, the Board approved LTI payouts at the target payout level for all executives as set forth above. In order to convert target payouts (expressed in dollars) into an equity value, the Corporation used the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation-related information to the Compensation Committee). For 2022 this amount was US$15.00 per share for US-based employees and CAD$20.00 per share for Canadian-based employees. Therefore, the LTI payout for the executive officers was calculated as follows:

1.	For US-based employees: LTI Payout % at Target x Salary ÷ US$15/share

2.	For Canadian-based employees: LTI Payout Percent at Target x Salary ÷ CAD$20/share (with some rounding to arrive at even numbers)

This process resulted in 232,266 RSUs being granted to executive officers in 2022, representing 0.29% of the weighted average number of securities outstanding for the applicable fiscal year (i.e. maximum potential burn rate of 0.29%).

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Compensation Risk

Assessment of Risks of Compensation Policies and Practices

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. For the reasons set forth below, the Board believes that these risks are reduced and that it has taken appropriate steps, to date, to reduce the risk of compensation that encourages officers to take inappropriate or excessive risks, or act in their own best interests to achieve greater compensation instead of in the interests of the Corporation:

(a)	The Corporation is not a producing company) so there is no incentive to boost operating performance to meet short-term goals at the expense of long-term profitability).
(b)	The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources.
(c)	Directors oversee the Corporation’s internal controls over financial reporting to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.
(d)	The Corporation has a long-standing policy of imposing vesting requirements to ensure that there is little or no incentive to choose short-term performance of the Corporation’s shares over the longer-term development of the Corporation. Vesting requirements for directors and senior officers are directly tied to achieving goals and objectives or vest over several years.
(e)	The Corporation has adopted three new policies to address risks associated with its compensation approach: (1) a Policy on Recoupment of Incentive Compensation, (2) an Anti-Hedging Policy, and (3) an Equity Ownership Policy (as described in more detail below).

(f)	Several of the annual objectives the Board has used to assess compensation for most senior officers include a technical component. For example, bonuses paid in relation to increasing the number of resource and reserve ounces of gold per share, in recognition of the completion of favorable engineering studies, or for the conclusion of an agreement with an aboriginal group.

It is important for the Board to be comfortable that incentives for achieving such objectives are not jeopardizing the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees do not vary with the number of ounces of resources or reserves estimated by them. As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to review independently the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates. The Board expects this committee to mitigate compensation risks in connection with the Corporation’s long-term technical goals.

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Clawback Policy

In early 2023, the Board adopted a Policy on Recoupment of Incentive Compensation, often called a “clawback policy”. Under this Policy, the Board is authorized to recoup from an executive officer amounts of incentive compensation if:

(a)	incentive compensation was based upon (i) reported financial results subsequently made subject to restatement, or (ii) reported reserves or resources subsequently deemed to be overstated and requiring material reduction;
(b)	the basis for the award of compensation in (a) above resulted from the executive officer having been grossly negligent or engaged in intentional or fraudulent acts that necessitated the restatement or reduction; and
(c)	the incentive compensation paid to the executive officer would have been lower had the financial results or reserves or resources been accurately stated.

The amount of incentive compensation that may be recouped is the amount paid in excess of the amount that would have been paid had the financial results or reserves or resources been accurately stated. This acts as a disincentive for executives to engage in fraud to drive their compensation higher.

Anti-Hedging Policy and Equity Ownership Policy

An important objective behind the Corporation’s compensation approach is the alignment of executives’ interests with the interests of shareholders through equity ownership. Holding a meaningful number of shares or RSUs of the Corporation over a long term and being exposed to risks of a decline in share price also helps to reduce the risk of executives engaging in conduct that reduces the value of their shares or RSUs.

In early 2023, the Corporation adopted an Anti-Hedging Policy that prohibits directors and the executive officers of the Corporation from engaging in any kind of hedging transaction (i.e., purchasing derivatives or other financial instruments) to limit or offset a decrease in the market value of shares or RSUs held, directly or indirectly, by the director or NEO.

In early 2023, the Corporation amended its Equity Ownership Policy. In brief, this Policy sets requirements for executive equity ownership based on a multiple of their annual salary. For a summary of the terms of the Equity Ownership Policy see the subsection of this Circular entitled “Equity Ownership Policy” under “Code of Business Ethics” in the “Corporate Governance” section.

All incumbent directors hold sufficient equity securities of the Corporation to meet the requirement applicable to them under the Equity Ownership Policy. All executive officers that have worked for the Corporation for more than 2 years have met the requirement applicable to them under the Equity Ownership Policy. All current executive officers have until March 8, 2028 to meet the requirement applicable to them.

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2022 Objectives Achieved

In awarding 2022 compensation, the Corporation concluded that 8 of 9 corporate objectives had been achieved. A detailed presentation of the conclusions in respect of each objective is set forth in Seabridge’s 2022 Annual Report, which is available on its website at www.seabridgegold.com.

The achievement of many of the corporate objectives did not require much explanation, including objectives relating to the completion of a KSM PFS incorporating East Mitchell, the advancement of activities to achieve a “substantially started” designation at the KSM Project, conducting drilling at the Iskut Project focused on the discovery of a new gold/copper porphyry, completing the next phase of reclamation and closure activities at the Johnny Mountain Mine and increasing gold ownership per common share. However, other objectives were expressed in less certain terms and require a better understanding of the goals behind the objective. The work to strengthen the Corporation’s social license in 2022 was focused on deepening our partnerships with First Nations by: (a) involving First Nations businesses in the construction work at KSM as much as possible, (b) continuing to support education in Northwest BC, and (c) on the early stages of building relationships with the local Indigenous communities at 3 Aces. The Corporation was successful in meeting these underlying goals in 2022.

The goals of the exploration program at Snowstorm in 2022 were to define new drill targets on the western part of the property and develop and prioritize drill targets on the neighbouring Goldstorm claims. These goals were accomplished with the work undertaken in 2022.

At 3 Aces, drilling could only occur if an exploration permit was issued and, despite the permit not being granted until the second week of September 2022, the exploration team managed to complete exploration work before the onset of winter conditions to test their geologic model of the project. This work yielded information to refine the model and improve targeting for drilling in 2023. For this reason, this goal was considered achieved.

2023 Objectives and Weightings

To provide greater transparency in its compensation awards, the following are the Corporation’s the objectives for 2023, along with the relative weighting of each of the objectives for the purposes of determining the STI compensation of executive officers at year end:

#	2023 Objective	Weighting
Corporate Objectives (30%)
1.	Enter into a joint venture (“JV”) agreement on the KSM project with a suitable partner on terms advantageous to Seabridge.	10%
2.	Secure a minimum of $150 million in additional funding that minimizes equity dilution for early construction spending at KSM.	15%
3.	Increase gold ownership per common share by way of accretive resource additions from acquisitions and/or continued exploration at our projects.	5%

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Project Objectives (29%)
4.	Continue to advance work at KSM to enable us to satisfy the requirement that we have “Substantially Started” the project prior to the EA Certificate expiring in July 2026.	15%
5.	Continue to collect data at KSM that will be required for a final feasibility study.	5%
6.	Substantially complete the next phase of the Johnny Mountain Mine reclamation and closure in cooperation with the Tahltan Nation and British Columbia regulators.	5%
7.	Complete an internal study for Courageous Lake focusing on a smaller, less capital intensive and more robust design to determine what the next PFS iteration should be for the Project.	4%
ESG Objectives (23%)
8.	Continue to strengthen our social license by responding effectively to the needs and concerns of Treaty and First Nations and local communities.	10%
9.	Continue to implement our ESG commitments as set out in our Sustainability Report and update our sustainability strategy by capturing 2-3 year climate change, diversity and governance targets.	7%
10.	Continue to build our risk management system by capturing climate risks.	3%
11.	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives.	3%
Exploration Objectives (18%)
12.	Complete a drill program of at least 12,000 meters at Iskut to expand the Bronson Slope copper/gold resource and test for additional porphyry occurrences on the property.	8%
13.	Complete at least 7,500 meters of drilling at 3 Aces to test our geologic model and prioritize areas for resource definition.	7%
14.	Complete a drill program of at least 3,500 meters at Snowstorm to test the potential for mineralized faults along a zone of uplifted host stratigraphy.	3%

In setting these objectives, by comparison to previous years, the Corporation has included more detail in each objective and provided metrics when relevant to more clearly communicate when the objective is to be considered accomplished. Unlike mining companies with production, the Corporation doesn’t operate mines or produce revenue. As such, many of the common metrics used by other companies such as production, revenue, or profitability are not applicable to the Corporation’s business. Many objectives are focused on being able to advance projects to a next step. The Corporation’s projects are in remote locations, many are helicopter access only, some are in mountainous terrain, and others are very far north which means that weather conditions and access to properties present meaningful challenges to conducting work. Accordingly, completing work that provides information to progress a project forward is frequently not a straightforward objective to accomplish and introduces more risk to compensation awards than may be evident in the wording of the objective itself.

Performance Graph

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation, based on a $100 investment in the Corporation’s common shares made on December 31, 2016 (being the start of such five-year period). For comparative purposes, the cumulative total returns for

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a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”), the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) and the SPDR Gold Trust are also provided. Since the other comparative investments are priced in Canadian dollars, the points in the graph below reflect the value of the shares of the Corporation on the TSX and the value of the units of the SPDR Gold Trust at the relevant date converted into Canadian dollars at the US$:CAD$ exchange rate on the relevant date in order to isolate the return to holding ounces of gold from fluctuations in the exchange rate. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

Over the five-year period, a $100 investment in the Corporation’s common shares would have increased in value to $119.13 as compared to an increase to $139.25 for the S&P/TSX Composite Index, an increase to $142.12 for the S&P TSX Composite Gold Index and an increase to $167.09 for the SPDR Gold Trust. Over the same time period, the Corporation’s salary compensation to the named executive officers has increased modestly, mainly due to increased responsibilities for executives or increases to keep salaries competitive relative to comparators. Bonus payments have also increased, mainly because bonuses were reduced during the earlier years due to more difficult financial market conditions and lower cash balances. As outlined in this Circular, the Corporation awards salaries and bonuses that are competitive to officers in comparable positions in comparator companies and has tied bonus compensation to the achievement of corporate and individual objectives. The extent to which the in-the-money value of stock option compensation has grown over the period is directly related to increases in share price, which have also benefitted shareholders.

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Share-Based and Option-Based Awards

The Corporation’s Restricted Share Unit Plan is being and will be used to provide RSUs which are granted in consideration of: (a) the duties and seniority of the officer, (b) the performance of the officer, and (b) the officer’s contributions to the success of the Corporation. This is presently the principal way in which share based compensation is paid to executive officers. The Corporation also has a Stock Option Plan which has been used to provide share purchase options as a long-term incentive, which are granted in consideration of the level of responsibility of the executive. In the years before 2021, RSUs have been used as STI awards and stock options have been used for longer term awards. However, in 2019 the Corporation stopped granting stock options to directors and officers and has no intention of granting stock options ever again. Very few options remain outstanding and so, in 2022, the Corporation moved to using RSUs for LTI compensation, with their vesting criteria tied to the achievement of longer-term corporate goals. (The size of executive cash bonuses increased to award a similar level of STI compensation as before, since RSUs are no longer being used as STI compensation.) The method for determining the number of RSUs to be granted to the directors and officers is set forth above.

Compensation Governance

Compensation Committee

Compensation policies are established by the Board. The Compensation Committee has the responsibility to administer these compensation practices, through recommendations to the Board. New senior officers are hired after an analysis of compensation paid by comparator companies to executives with similar responsibilities. Late in each year the Compensation Committee receives input from the Chairman and CEO and the Vice President Human Resources to evaluate the performance of executives against corporate and individual objectives and assess reasonable target payout levels and competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for: (a) adjustments to base pay, and (b) the size of the target payout that should apply for executive STI and LTI compensation (and director LTI compensation) based on the extent of the achievement of corporate and individual objectives, and (c) corporate objectives to use for RSU vesting conditions. The Board makes final determinations and may exercise its discretion to vary the recommendations of the Compensation Committee.

The responsibilities, powers and operation of the Compensation Committee are described above under “Corporate Governance – Compensation Committee”.

In 2022, the Corporation’s Compensation Committee was made up of Eliseo Gonzalez-Urien (Chair), Richard Kraus and Gary Sugar, all of whom are independent directors. Each has substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

The Chair of the Compensation Committee, Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large,

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multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publicly traded, precious metal company. Between 1981 and 1997 Mr. Kraus served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus was also Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. These roles have given him extensive experience in compensation matters. Mr. Sugar has served on the compensation committees of other publicly traded precious metal companies.

Compensation Consultants

Bedford was hired in 2022 as a compensation consultant to assist the Board and the Compensation Committee in refreshing its compensation practices. Bedford’s mandate is set forth above in the Section entitled “Compensation Discussion and Analysis”.

Executive Compensation Related Fees

The aggregate fees billed by Bedford for its services relating to determining compensation for the Corporation’s directors and Executive Officers was CAD$38,420. Bedford provided no other services in 2022.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation's most recently completed financial years. The Named Executive Officers of the Corporation in 2022 are Rudi Fronk, Christopher Reynolds, Ryan Hoel, Bruce Scott and William Threlkeld.

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option- Based Awards (3) ($)	Annual Incentive Plans(4)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
Rudi P. Fronk	2022	845,715(1,6)	1,416,989	Nil	804,080	Nil	Nil	Nil	3,066,784
Chairman & CEO	2021	814,775(1,6)	593,040	Nil	626,750	Nil	Nil	Nil	2,034,565
	2020	670,750(1)	705,600	Nil	670,750	Nil	Nil	Nil	2,047,100
Christopher J.	2022	350,000	286,125	Nil	207,000	Nil	Nil	19,473	862,598
Reynolds	2021	350,000	95,310	Nil	87,500	Nil	Nil	Nil	532,810
Vice President, Finance and CFO	2020	350,000	191,520	Nil	105,000	Nil	Nil	Nil	646,520
Ryan Hoel(7)	2022	430,989	408,750	Nil	254,885	Nil	Nil	29,415	1,124,039
Senior VP, COO	2021	127,910	489,806	Nil	31,850	Nil	Nil	Nil	649,566
C. Bruce Scott	2022	450,000	367,875	Nil	266,200	Nil	Nil	19,473	1,103,548
Senior VP,	2021	450,000(8)	105,900	Nil	112,500	Nil	Nil	Nil	668,400
General Counsel and Corporate	2020	350,000	289,800	Nil	105,000	Nil	Nil	Nil	744,800
Secretary

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					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option- Based Awards(3) ($)	Annual Incentive Plans(4)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
William	2022	390,330(9)	327,000	Nil	230,945	Nil	Nil	23,745	972,020
Threlkeld	2021	376,050(9)	63,540	Nil	94,013	Nil	Nil	Nil	533,603
Senior VP, Exploration	2020	402,450	126,000	Nil	120,735	Nil	Nil	Nil	649,185

(1)	The Chairman and CEO is also a director but does not receive fees for acting in his capacity as a director.
(2)	The Corporation calculated the grant date fair value of the RSUs granted in 2020-2022 based on the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
(3)	There were no options’ grants to Named Executive Officers in 2020 to 2022.
(4)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
(5)	In 2023 the Corporation implemented a corporate matching program for retirement savings contributions in 2022. The Corporation matched 200% of employee contributions to retirement savings. The numbers in the Table above reflect the amount contributed by the Corporation.
(6)	In 2021, the salary of Rudi Fronk increased from US$500,000 to US$650,000. Changes in salary in 2020 and 2022 are due to the change in the CDN$:US$ exchange rate.
(7)	Ryan Hoel first became an executive officer of the Corporation in October 2021. He was promoted to Senior Vice President, Chief Operating Officer and concurrently given a raise in 2022.
(8)	In 2021, the salary of Bruce Scott increased from $350,000 to $450,000.
(9)	The salary of William Threlkeld is payable in US Dollars. The changes in salary shown for 2020, 2021 and 2022 in the table above is solely a result of the change in the CDN$:US$ exchange rate (his salary in US$ did not increase).

For the purposes of the column headed “Share Based Awards” in the Table above, using the targets and vesting schedule described above, the following RSUs were granted to executive officers in 2022:

Officer	LTI at Target (% of salary)	Base Salary	Weighted Average Share Price	RSUs Granted
Rudi Fronk	200%	US$650,000	US$15.00	86,666
Chris Reynolds	100%	C$350,000	CAD$20.00	17,500
Ryan Hoel	100%	US$375,000	US$15.00	25,000
Bruce Scott	100%	C$450,000	CAD$20.00	22,500
Bill Threlkeld	100%	US$300,000	US$15.00	20,000

In April 2022, the Corporation implemented a retirement savings plan (“Savings Plan”) to assist employees, including NEOs, with saving for retirement. Employees may join the plan at any time. Employees must make regular contributions, up to 2.5 per cent of their earnings (which includes basic pay and any bonuses), to the Savings Plan through payroll deductions. Employees may also choose to make additional contributions on a voluntary basis. The Corporation will match 200% of employee’s regular contributions, up to a maximum of 5 per cent of employees’ salary.

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The Corporation also provides a health and fitness expense reimbursement program (up to CAD$7,500 annually) to supplement its extended health benefits and promote better health and regular physical activity for its employees.

The amounts in the “All other Compensation” column above include the contributions made by the Corporation to the Savings Plans of the relevant NEO.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its RSU Plan.

	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not vested (2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Name
Rudi P. Fronk	150,000	15.46	December 12, 2023	231,000	86,666	1,473,322	NIL
Christopher J. Reynolds	25,000	15.46	December 12, 2023	38,500	17,500	297,500	NIL
Ryan Hoel	Nil			Nil	35,000	595,000	NIL
C. Bruce Scott	25,000	15.46	December 12, 2023	38,500	22,500	382,500	NIL
William Threlkeld	25,000	15.46	December 12, 2023	38,500	20,000	340,000	NIL
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $17.00, and the exercise or base price of the option
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $17.00

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options and RSUs that vested during the financial year ended December 31, 2022 for each of the Named Executive Officers:

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NEO Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
Rudi P. Fronk	Nil	750,400
Christopher J. Reynolds	Nil	120,600
Ryan Hoel	Nil	219,160
C. Bruce Scott	Nil	134,000
William Threlkeld	Nil	80,400

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the closing market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

The share-based awards disclosed above are RSUs which vested during the year on the completion of the drilling program at the Snowstorm Project.

Pension Plan Benefits

The Corporation did not have any form of pension plan that provided for payments or benefits to the Named Executive Officers at, following, or in connection with retirement through to the end of 2022. The Corporation does not have any form of deferred compensation plan. In 2022 the Corporation implemented a retirement savings program for all employees, including executives, under which the Corporation will match 200% of employees’ contributions to retirement savings plans up to a maximum of 5% of annual salary.

Termination and Change of Control Benefits

As part of its work, Bedford also made recommendations for changing the payments to executives in connection with termination of an executive, including after a change of control of the Corporation. The Board adopted Bedford’s recommendations and is in the process of implementing new employment contracts with executive officers that include provisions for payments due on termination of an executive officer. Executive officers will receive the following in the event of a termination without cause: 1) their salary paid up to the date of termination; 2) a severance payment equal to 100% of their base salary; 3) a bonus payment equal to 100% of their base salary; and 4) 12 months’ worth of benefits. Unvested securities are forfeited unless otherwise determined by the Board. See the table below for a tabular version of this information.

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Termination Without Cause

Pay Element	Payment Due
Salary	Paid to termination date
Severance	100% of base salary
Bonus	100% of base salary
Unvested Securities	Forfeited unless otherwise determined by the Board
Benefits	12 months
Term	N/A

Executive officers that are terminated, or that resign for “good reason”, within 12 months after a change of control are entitled to the following: 1) their salary paid up to the date of termination; 2) a severance payment equal to 150% of their base salary; 3) a bonus payment equal to 150% of their base salary; 4) 12 months’ worth of benefits; 5) the accelerated vesting of unvested securities; 6) the immediate pay out of vested shares; and 7) options are exercisable for 90 days following the change of control. For this purpose, “good reason” means a constructive dismissal, such as a reduction in term and conditions of employment, including title or role. See the table below for a tabular version of this information.

Change of Control

Pay Element	Payment Due
Salary	Paid to termination date
Severance	150% of base salary
Bonus	150% of base salary
Unvested Securities	Accelerated vesting of unvested securities. Shares paid out immediately. Options exercisable for 90 days
Benefits	12 months
Term	Resignation or termination within 12 months of change of control

Director Compensation

Compensation Elements and Determination – Directors

Non-Executive director compensation is made up of: (1) annual cash retainers for the roles taken by the directors on the Board and on Board Committees, and (2) long-term compensation in the form of RSUs.

Retainers

Bedford benchmarked the Corporation’s non-executive director retainers against those of its comparator companies and made recommendations for changes. The Board adopted an increase in the Lead Director retainer and annual retainer for serving as a (non-Chair)

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member of a Board Committee (although a small retainer than Bedford recommended). The Board didn’t implement the increases Bedford recommended to retainers for non-Audit Committee Chairs. The Board approved annual retainers for the directors are as set forth below.

Director Role	Compensation (US$)
Board Member Annual Retainer	$50,000 (no change)
Lead Director Annual Additional Retainer	$35,000 (increased US$10,000)
Chair, Audit Committee	$15,000 (no change)
Chair, Other Committees	$10,000 (no change)
Member (other than Chair), All Committees	$2,500 (new)
Meeting Fee	NIL

Equity-Based Compensation

Based on its benchmarking, Bedford recommended target annual equity compensation of 1.5 to 2 times a director’s annual retainer for being a Board Member. The Corporation adopted Bedford’s recommendation. As with its executives, to convert target payouts (expressed in dollars) into an equity value, the Corporation used the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation related information to the Compensation Committee), which for 2022 was US$15.00 for US-based employees and CAD$20.00 for Canadian-based employees.

In determining the amount of equity-based compensation paid to non-executive directors in any year relative to target, the Board considered the same factors that it considers for executive STI compensation. As it did with executives, the Board decided to award 5,000 RSUs to each non-executive director, which resulted in an award of approximately 1.5 times the directors’ base annual retainer, at the target level of compensation recommended by Bedford.

Bedford also recommended that the Corporation adopt a Deferred Share Unit Plan for non-executive director equity-based awards. A deferred share unit is equity-based compensation paid through the deposit of shares into a held account, which shares are paid out when the holder leaves the company. The Corporation was not able to establish a Deferred Share Unit Plan in time for its annual grant of equity-based awards in 2022.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

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Director Name	Fee Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Trace Arlaud	64,241	81,750	Nil	Nil	Nil	Nil	145,991
Eliseo Gonzalez-Urien	77,090	81,750	Nil	Nil	Nil	Nil	158,840
Richard Kraus	83,514	81,750	Nil	Nil	Nil	Nil	165,264
Jay Layman(1)	32,802	81,750	Nil	Nil	Nil	Nil	114,552
Melanie Miller(2)	44,247	Nil	Nil	Nil	Nil	Nil	44,247
Clement A. Pelletier	77,096	81,750	Nil	Nil	Nil	Nil	158,846
John Sabine	109,210	81,750	Nil	Nil	Nil	Nil	190,960
Gary Sugar	64,241	81,750	Nil	Nil	Nil	Nil	145,991
Carol Willson(3)	37,806	200,375	Nil	Nil	Nil	Nil	238,181

(1)	Jay Layman was President and Chief Operating Officer of the Corporation from January 1, 2022 to July 31, 2022 and a director for all of 2022. The amounts above only relate to his compensation paid as a director and only for the period from August 1, 2022 to year end, since officers don’t receive director’s fees while they are directors and officers.
(2)	Melanie Miller was appointed Vice President, Chief Sustainability Officer on August 1, 2022. The amounts above only relate to her compensation paid as a director and only for the period from January 1 to July 31, 2022, since officers don’t receive director’s fees or director equity-based compensation while they are directors and officers.
(3)	Carol Willson was first elected a director on June 29, 2022.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not vested (2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Trace Arlaud(3)	Nil	-	-	Nil	5,000	85,000	Nil
Eliseo Gonzalez- Urien	18,000	15.46	Dec. 12, 2023	27,720	5,000	85,000	Nil
Richard Kraus	18,000	15.46	Dec. 12, 2023	27,720	5,000	85,000	Nil
Jay Layman(4)	Nil			Nil	5,000	85,000	Nil
Melanie Miller(5)	50,000	17.72	June 24, 2024	Nil	Nil	Nil	Nil
Clement A. Pelletier	18,000	15.46	Dec. 12, 2023	27,720	5,000	85,000	Nil
	50,000	16.94	Oct. 11, 2023	3,000
John Sabine	18,000	15.46	Dec. 12, 2023	27,720	5,000	85,000	Nil
Gary Sugar	18,000	15.46	Dec. 12, 2023	27,720	5,000	85,000	Nil
Carol Willson(3)	Nil			Nil	12,500	212,500	Nil
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $17.00, and the exercise or base price of the option.
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $17.00.

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(3)	Trace Arlaud was first elected a director on June 24, 2021. Carol Willson was first elected a director on June 29, 2022. Neither of them were ever granted options.
(4)	Jay Layman was President and Chief Operating Officer of the Corporation from January 1, 2022 to July 31, 2022.
(5)	Melanie Miller was appointed Vice President, Chief Sustainability Officer on August 1, 2022. At year end she was granted RSUs in her capacity as an officer and this is omitted from the table.

The share-based awards granted by the Corporation to its directors are in the form of RSUs under its RSU Plan. The RSU grants disclosed above vest on the earlier of 3 years and the director resigning or otherwise ceasing to be a director. The Board selected RSUs instead of stock options for the non-executive directors for the same reasons it selected RSUs for LTI awards to executives.

The Corporation no longer grants stock options to directors.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2022 for each of the Directors who are not Named Executive Officers:

Director Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
Trace Arlaud	Nil	191,120(3)
Eliseo Gonzalez-Urien	Nil	104,320
Richard Kraus	Nil	104,320
Jay Layman	Nil	312,960(4)
Melanie Miller	Nil	104,320(5)
Clement A. Pelletier	Nil	104,320
John Sabine	Nil	104,320
Gary Sugar	Nil	104,320
Carol Willson	Nil	Nil

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.
(3)	Trace Arlaud was granted 10,000 RSUs in second quarter of 2021 of which 5,000 vested in second quarter of 2022.
(4)	The RSUs of Jay Layman which vested in 2022 were granted to him in 2021, in his capacity as President and Chief Operating Officer.
(5)	The RSUs of Melanie Miller which vested in 2022 were granted to her in 2021, before she became an officer.

The restricted share units in the table above all vested on the announcement of the completion of the 2020 drilling program at the Snowstorm Project in early April 2021.

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Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year, being its Restricted Share Unit Plan and its Stock Option Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	822,766	$15.85	1,467,852
Equity compensation plans not approved by securityholders	Nil shares	Nil	Nil
Total	822,766		1,467,852

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Seabridge for use at the Meeting, and at any adjournments thereof, to be held on June 28, 2023 at 4:30 p.m. (Eastern Daylight Time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

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Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form or proxy form will be distributed to registered and beneficial shareholders on or about May 23, 2023. The Corporation is providing only its registered shareholders, and those shareholders with existing instructions on their account to be sent a paper copy of the Corporation’s meeting materials, with paper copies of this Circular.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person (when the Corporation holds an in-person meeting).

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

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Completion and Return of Proxy

Registered shareholders may submit proxies by three different means: mail, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 for receipt before the Meeting. The Corporation would appreciate it if shareholders submitted their proxies by no later than 4:30 p.m. (Toronto time) on June 26, 2023. To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders. Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) naming their proxyholder.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker or hold your shares in a brokerage account, you are likely a non-registered holder. In this Circular, non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are "non-objecting beneficial owners" and has forwarded the Meeting materials to the Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Voting Instructions Form to the non-registered holders who are "objecting beneficial owners".

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by non-US Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

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Non-registered holders who wish to vote at the Meeting or wish to appoint a third-party proxyholder, to represent them at the Meeting must submit their voting instruction form naming their proxyholder. (Non-registered holders may name themselves as proxyholder if they want to attend and vote their own shares.) If a non-registered holder through a United States Nominee wishes to attend and vote at the Meeting, the non-registered holder must first obtain a valid legal proxy from the holder’s Nominee. Follow the instructions from the Nominee included with these proxy materials, or contact your broker or bank to request a legal proxy form.

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority. If you do not give instructions to your broker or other Nominee as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals. Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares. Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings. Under these rules, the election of directors is considered a “non-routine” proposal. The appointment of auditors for the 2023 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals. These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”). If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals. If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the

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Chairman at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 4th, 2023 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 82,398,659 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 4th, 2023. The holders of common shares are entitled to one vote for each Common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 4th, 2023, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

•	Pan Atlantic Holdings Ltd. owns 6,254,432 Common shares of the Corporation representing 7.6% of the outstanding shares of the Corporation and FCMI Parent Co., which owns all of the shares of Pan Atlantic Holdings Ltd., owns 4,852,625 Common shares representing 5.9% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 588,624 Common shares of the Corporation representing 0.7% of the Corporation’s outstanding shares. Pan Atlantic Holdings Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

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ADDITIONAL INFORMATION

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at https://www.seabridgegold.com. Information concerning the KSM Project is available at www.ksmproject.com. The Corporation also provides information through its Facebook, LinkedIn and Twitter accounts at:

Facebook:	https://www.facebook.com/SeabridgeGold
LinkedIn:	https://www.linkedin.com/company/seabridge-gold-inc
Twitter:	https://twitter.com/SeabridgeInc

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by directors at the Meeting please advise us at: The Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.com or by fax at 416-367-2711.

Information Relating to the Corporation

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.com to request copies of the Corporation's financial statements and MD&A.

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Financial information is provided in the Corporation's comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2024 must be received by the Corporation by March 29, 2024.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED as of this 12th day of May, 2023.

SEABRIDGE GOLD INC.

“Rudi P. Fronk”

Rudi P. Fronk
Chairman and CEO

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APPENDIX 1

POLICY STATEMENT ON DIVERSITY

MAY 7, 2019 revised APRIL 28, 2021

Seabridge Gold Inc. (the “Company”) is of the view that the board of directors (Board) membership and the employment of executive management (Management) should be based on merit and remains committed to selecting the best qualified persons to the Board and Management. To be effective, members of the Board and Management must possess the qualities, skills and experience required to fulfil our obligations to all stakeholders. The Company believes that diversity is an important factor to ensure our directors, executives and workforce include persons with the range of perspectives, experience and expertise we require and has identified diversity as one of several factors to be considered in nominating or appointing directors to the Board and engaging and promoting executives in Management. For the purposes of Board and Management composition, "diversity” includes gender, visible minorities, Indigenous peoples, sexual orientation, gender identification, people with disabilities, and age. The Board recognizes that diversity combined with experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of our operations in order to meet the challenges and achieve success for the Company and all of its stakeholders. In addition, an appropriately diverse Board and Management will include persons who collectively have the broad range of specific skills, industry and professional experience required for the Board and Management to meet their varied responsibilities in the overall direction of the Company. Board appointments and Management employment and promotion will be made based on the abilities, skills and experience the Company requires from time to time, recognizing that more diversity of Board and Management composition is intended to create a more effective Board, Management and workplace. The Company believes that the promotion of diversity will be enhanced by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic or a specific goal except for gender representation on the Board. Management and aspires to achieve a goal of 30% women directors on the Board by its annual general meeting in 2023 and 30% women executives in Management by 2025, respectively.

TERMS OF THIS POLICY

Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (Committee) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a

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nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board's composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge of the incumbent members and the diversity of the Board and its committees. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Responsibilities of Management

Management reviews and assesses its composition on behalf of the Board and recommends the hiring, development, and compensation of new executives and the compensation and promotion of existing executives. Management also oversees the conduct of the annual review of the Management's effectiveness. Management will take into consideration diversity, inclusion and equity as factors to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of candidates in order to maintain an effective Management. In identifying suitable candidates for Management opportunities or promotion, Management will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in Management’s composition. As part of the annual performance evaluation of its effectiveness, Management will consider the balance of skills, experience, independence and knowledge of its executives and the diversity in Management. It is the objective of Management to select the most qualified and highest functioning candidates from diverse backgrounds. Management will report annually to the Board on the diversity of Management.

Disclosure

The Company will publish this Policy Statement on its website and in its management information circular together with:

(i)	a summary of the measures taken or proposed to ensure the effective implementation of this Policy;
(ii)	how the Committee measures the effectiveness of this Policy;
(iii)	how the Committee and Management consider the level of representation of diversity of people on the Board and in Management when identifying candidates or when promoting executives; and
(iv)	the number and proportion (as a percentage) of women directors on the Board and women executives in Management, respectively.

Policy Review

The Committee will review this Policy annually, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

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APPENDIX 2

EQUITY INCENTIVE COMPENSATION PLANS

The Corporation’s Restricted Share Unit Plan

At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the RSU Plan. Under the terms of the RSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration upon vesting of an RSU in accordance with the terms of the RSU Plan. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and
(ii)	increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

At the Corporation’s annual general meeting in 2022, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 1,250,000 common shares to 2,674,444 common shares, representing 3.3% of the Corporation’s outstanding common shares. Since the Corporation has ceased granting stock options, all of these shares are effectively reserved for issue under the RSU Plan.

A non-director officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU Plan and who agrees to participate in the RSU Plan is an eligible participant to receive RSUs under the RSU Plan (an "RSU Participant"). Participation in the RSU Plan is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant (an "Award Agreement").

The maximum number of Shares issuable, but not already issued, upon conversion of RSUs granted or available for grant under the RSU Plan and under all other security based compensation arrangements of the Corporation, including the Option Plan described below, cannot exceed 2,290,618 common shares of the Corporation unless otherwise approved by shareholders, representing in aggregate approximately 2.8% of the

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Corporation's issued and outstanding common shares as at May 4, 2023. There are 345,266 RSUs outstanding as of May 4, 2023.

The RSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation (including the Stock Option Plan), may not result in:

(a)	the number of common shares issuable to insiders at any time exceeding 10% of the outstanding shares of the Corporation; or

(b)	the issuance to insiders of the Corporation, within a one-year period, of a number of common shares exceeding 10% of the outstanding issue; or

(c)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one-year period, of more than 5% of the outstanding issue.

A RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 1 business days after the blackout period ends (the "Extension Period"). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant. On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU Plan, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date. In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

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In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Under the terms of the RSU Plan, the Board may, from time to time:

(a)	amend the RSU Plan or any RSU, without obtaining approval of the shareholders of the Corporation to:

(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

(ii)	change vesting provisions of the RSU Plan or any Restricted Share Units; or

(iii)	any other amendments of a non-material nature; or

(b)	suspend, terminate or discontinue the terms and conditions of the RSU Plan and the Restricted Share Units granted under the RSU Plan,

provided that:

(c)	no such amendment to the RSU Plan shall cause the RSU Plan to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) (the "ITA") or any successor to such provision; and

(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU Plan or an amendment to the RSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU Plan;

(b)	to change the definition of eligible participants;

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(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of RSUs which may be granted to insiders under the Plan;

(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(e)	to permit awards other than RSUs under the RSU Plan; and

(f)	to amend the amendment provisions of the RSU Plan so as to increase the ability of the Board to amend the RSU Plan without shareholder approval.

The RSU Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of RSUs.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU Plan for the three most recently completed financial years:

Plan	2022 Burn Rate(1)	2021 Burn Rate(1)	2020 Burn Rate(1)
RSU Plan	0.4%	0.21%	0.20%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

NOTE: The following sets forth the disclosure required by the Toronto Stock Exchange in respect of the Corporation’s Stock Option Plan since some stock options of the Corporation remain outstanding. The last stock options granted by the Corporation were granted on June 24, 2019 and expire on June 24, 2024. The Corporation does not intend to grant stock options ever again.

The Corporation’s Stock Option Plan

The Corporation’s Stock Option Plan was originally adopted upon the listing of the Corporation’s common shares on The Toronto Stock Exchange (“TSX”) in 2008. Since 2008 the Corporation has amended the Stock Option Plan from time-to-time to increase the number of shares issuable under the Stock Option Plan and to make another amendment to keep its terms consistent with the Policies of the TSX. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and

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(ii)	increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time. At the Corporation’s annual general meeting in 2022, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 1,250,000 common shares to 2,674,444 common shares, representing 3.3% of the Corporation’s outstanding common shares. Since the Corporation has ceased granting stock options, all of these shares are effectively reserved for issue under the RSU Plan.

The Stock Option Plan, as amended, (the “Option Plan”) is a fixed share stock option plan pursuant to which the number of common shares reserved for issuance is fixed from time to time by the shareholders of the Corporation, but such number of shares is a single pool available for grants under either the Option Plan or the RSU Plan. Other information relating to the Option Plan is summarized as follows:

•	Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation), and any individuals employed by such persons or corporations.

•	At May 4th, 2023, the number of shares issuable, but not already issued, pursuant to the exercise of options granted or available for grant under the Option Plan and under all other security based compensation arrangements of the Corporation, including the RSU Plan described below, cannot exceed 2,290,618 common shares of the Corporation unless such figure is amended with the approval of the Corporation’s shareholders. This figure represents approximately 2.8% of the Corporation’s issued and outstanding shares as of May 4th, 2023.

•	As of May 4th, 2023, the Corporation has an aggregate of 477,500 options outstanding under the Option Plan. The 477,500 outstanding options represent approximately 0.6% of the Corporation’s issued and outstanding shares as of May 4th, 2023.

•	The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period. The number of shares issuable to insiders of the Corporation at any time under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding

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shares on a non-diluted basis at such time. The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

•	The exercise price for options granted under the Option Plan must be not less than the closing market price on the day preceding the date of grant of the options.

•	Vesting of options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Option Plan. In the event of a change of control of the Corporation, all outstanding options become vested.

•	The maximum term of options granted under the Option Plan will be 5 years from the date of grant.

•	If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

•	If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or three months after the optionee ceases to be eligible to receive options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than three months after the optionee ceases to be eligible to receive options.

•	The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;
(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;
(c)	change vesting provisions;

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(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;
(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;
(f)	reduce the exercise price of an option for an optionee who is not an insider; and
(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee. Any other amendments to the Option Plan or options granted thereunder will be subject to the approval of the shareholders. In particular, the Option Plan specifies that the Option Plan may not be amended without approval of shareholders in any of the following ways:

(h)	to increase the Option Plan maximum or number of shares reserved for issuance under the Option Plan;
(i)	to grant additional powers to the board of directors to amend the Option Plan or individual options without shareholder approval;
(j)	to reduce the exercise price of options or other entitlements held by insiders;
(k)	to extend to the term of options held by insiders; and
(l)	to change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Option Plan.
•	The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

•	Stock options granted under the Option Plan are not assignable, but may be exercised by the personal representative of a deceased optionee.

•	Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

•	The Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of options in the event the Corporation proceeds with certain changes or transactions in which the Corporation’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid,

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compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the optionee would have been entitled had the optionee held the shares issuable under the option before such transaction, with certain exceptions. In the event that the Corporation agrees to a transaction, or is subject to a takeover bid, under which greater than 2/3rds of its outstanding shares are acquired by another person or group of persons acting in concert, the Option Plan also gives the directors the discretion to transform the option into a stock appreciation right. In the event an option is transformed into a stock appreciation right, the holder shall then be entitled to a cash payment instead of being entitled to acquire shares at a certain price. The amount of the cash payment payable shall be calculated as follows:

Cash = S x (AP-EP)

Where:

S is the number of shares subject to the Option to which the relevant stock appreciation right relates;

EP is the Exercise Price of the Option to which the relevant Stock Appreciation Right relates; and

AP is the cash value of the consideration offered in the transaction, and if the consideration offered is not cash then the cash value shall be determined as of the date the consideration is initially offered. In the case of securities publicly traded on an exchange or quotation system, the cash value shall be determined using the 15 trading day volume weighted average price of the securities offered. In the case of securities not publicly traded, the cash value shall be determined in the manner decided by the directors of the Corporation, acting reasonably.

•	Other than in these circumstances, the Option Plan does not contain provisions allowing the Corporation to transform a stock option into a stock appreciation right.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our Stock Option Plan for the three most recently completed financial years:

Plan	2022 Burn Rate(1)	2021 Burn Rate(1)	2020 Burn Rate(1)
Stock Option Plan	0.00%	0.00%	0.00%

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(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

A copy of the Option Plan is available for review on the Corporation’s website at www.seabridgegold.com.

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